2008

ANNUAL
REPORT

Westfield Financial, Inc.

Dear Westfield Financial Shareholders,

In September 2008, at the start of what has become a precipitous downturn in the financial industry, we issued a statement to our customers. We reassured them that they had made a wise decision to bank locally, *with people they know.*

Westfield Bank was founded in 1853. The seven generations of families and businesses we've had the opportunity to serve represent the **real significance of our longevity.** Knowing our customers, many on a first-name basis, casts a different light on our decision-making. Every day the decisions we make impact the financial wellbeing of our neighbors and fellow citizens. Our customers have placed their trust and their money in our hands. *It's our job to keep their money safe and their trust intact.*

Commonsense lending practices go a long way in assuring our continued success. Our executive committee meets weekly to review commercial loan requests. We adhere to strict but rational guidelines in all of our lending practices and *our portfolio continues to grow.* In 2008 our commercial and industrial loan volume grew 32%. Commercial real estate loans were up 18%.

Our retail banking numbers are impressive as well. We saw savings account growth of $21 million and $6.9 million in retail checking accounts. In 2008 we worked to streamline our deposit products and we developed a new line of checking accounts to bring to market in early 2009. We will also **expand our footprint** as we open a new location in Feeding Hills, Massachusetts.

This past year was also marked by significant *investment in our employees.* Employee training is paying noticeable dividends in the form of increased productivity and efficiency. Our commitment to employee development has translated into a renewed sense of commitment to provide **best-of-class service** to our customers.

I anticipate a year filled with both challenge and opportunity. We are ready to *face the challenges* and **seize the opportunities.**

Sincerely,

James C. Hagan
Westfield Bank President and CEO





SUCCESSION

The True Test of any business is how it manages change in leadership. During 2008 Westfield Bank was preparing to be put to the test. After a long and successful career, Donald A. Williams announced his plans to retire as Chief Executive Officer. Ready to step into the office is Westfield Bank President James C. Hagan.

Mr. Hagan has a *long, successful career* in commercial lending. He played a role in building Westfield Bank's successful commercial lending team. Over the course of his 15 years at the bank, his responsibilities grew from Manager of the Commercial Loan Department to the offices of Vice President, Senior Vice President, President and Chief Operating Officer. As of January 1, 2009 he will assume the office of Chief Executive Officer.

The bank is pleased to introduce its **new executive team.** Each of the members has risen through the ranks and has played key roles in implementing the bank's *successful strategic initiatives.* Allen J. Miles, Executive Vice President and Senior Lender; Gerald P. Ciejka, Vice President and General Counsel; and Leo R. Sagan, former Controller, now Chief Financial Officer, will comprise Mr. Hagan's executive team.

Westfield Bank's customers and shareholders should *rest assured* that the leadership team understands the important role community banks will play in the recovery of our nation's economy. The bank **continues to lend** much needed capital to local businesses and to finance new home purchases. There are countless ways in which the bank is helping local residents realize their dreams. Westfield Bank has an obligation to continue to do nothing less.

WESTFIELD BANK EXECUTIVE TEAM:

Leo R. Sagan, Jr., *Chief Financial Officer*

James C. Hagan, *President & CEO*

Allen J. Miles, *Executive Vice President & Senior Lender*

Gerald P. Ciejka, *Vice President & General Counsel*



Donald A. Williams

A TRIBUTE

In 1979 Don Williams joined Westfield Savings Bank – a state chartered savings bank with $200 million in assets. In 1983, Don assumed the role of President and in 1987, went on to become Chief Executive Officer. Under Don's leadership, with his **practical approach to banking**, Westfield Savings Bank was transformed into Westfield Bank, a publicly traded, federally chartered thrift with over $1 billion in assets.

Always *community minded*, Don discerned the importance of supporting local businesses and formulated a successful plan to expand into commercial lending. Along the way, Don hired a number of individuals who shared his vision. Commercial banking is now the **cornerstone** of the bank's current strategic plan. Today Westfield Bank maintains a commercial services portfolio of $436.8 million.

Known by his colleagues and employees alike as *a man of vision and integrity*, Mr. Williams will assume the role of Chairman of the Board, thus continuing in his tradition of **dedicated service.**

Thank you, Mr. Williams. Your 30 years of outstanding leadership and many accomplishments provide **inspiration for all of us.** Yours is truly a lasting legacy.

TABLE OF CONTENTS

FORWARD - LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" which may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operation and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

- changes in the real estate market or local economy;
- changes in interest rates;
- changes in laws and regulations to which we are subject; and
- competition in our primary market area.

Any or all of our forward-looking statements in this Annual Report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statements can be guaranteed. We disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

FINANCIAL DATA

The summary information presented below at or for each of the years presented is derived in part from the consolidated financial statements of Westfield Financial. The following information is only a summary, and you should read it in conjunction with our consolidated financial statements and notes beginning on page 26.

	At December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Selected Financial Condition Data:					
Total assets	$ 1,109,056	$ 1,039,784	$ 996,829	$ 805,095	$ 796,903
Loans, net(1)	472,135	414,902	385,184	378,837	368,601
Securities available for sale	24,396	38,051	41,687	28,321	14,968
Securities held to maturity	79,303	104,025	77,299	73,323	71,298
Mortgage-backed securities available for sa	233,747	206,178	126,942	101,138	73,316
Mortgage-backed securities held to maturity	168,332	174,594	163,093	152,127	175,302
Deposits	588,029	602,676	627,466	623,045	612,621
Short-term borrowings	49,824	32,268	17,919	14,441	14,615
Long-term debt	173,300	105,000	55,000	45,000	45,000
Total stockholders' equity (2)	259,919	286,532	289,408	115,842	118,051
Allowance for loan losses	8,796	5,726	5,437	5,422	5,277
Nonperforming loans	8,805	1,202	1,028	1,919	2,171

	For the Years Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Selected Operating Data:					
Interest and dividend income	$ 54,056	$ 53,584	$ 42,435	$ 37,306	$ 34,428
Interest expense	22,304	23,408	19,551	13,597	10,913
Net interest and dividend income	31,752	30,176	22,884	23,709	23,515
Provision for loan losses	3,453	400	390	465	750
Net interest and dividend income after provision for loan losses	28,299	29,776	22,494	23,244	22,765
Total noninterest income	3,520	4,561	3,073	3,372	3,896
Total noninterest expense	23,333	21,825	19,390	18,464	17,776
Income before income taxes	8,486	12,512	6,177	8,152	8,885
Income taxes	1,795	3,812	1,523	1,933	2,562
Net income	$ 6,691	$ 8,700	$ 4,654	$ 6,219	$ 6,323
Basic earnings per share	$ 0.23	$ 0.29	$ 0.15	$ 0.20	$ 0.20
Diluted earnings per share	$ 0.23	$ 0.29	$ 0.15	$ 0.20	$ 0.20
Dividends per share paid (3)	$ 0.60	$ 0.40	$ 0.32	$ 0.27	$ 0.10

(1) Loans are shown net of deferred loan costs, allowance for loan losses and unadvanced loan funds.

(2) Stockholders' equity includes $171.7 million in capital from the net proceeds raised in the stock offering. Westfield Financial completed its second step stock offering on January 3, 2007. Consequently, the proceeds were recognized by Westfield Financial and reported in its balance sheet as of December 31, 2006. Proceeds, net of stock issuance costs, received directly by Westfield Financial or held by the underwriter for the convenience of Westfield Financial were recorded by increasing cash, the capital stock, and the paid-in capital accounts.

(3) Per share amounts related to periods prior to the date of completion of the conversion (January 3, 2007) have been restated to give retroactive recognition to the exchange ratio applied in the conversion.

	At or for the Years Ended December 31,				
	2008	2007	2006	2005	2004
Selected Financial Ratios and Other Data(1)					
Performance Ratios:					
Return on average assets	0.63 %	0.86 %	0.56 %	0.77 %	0.79 %
Return on average equity (2)	2.43	3.00	3.99	5.27	5.24
Average equity to average assets (2)	25.75	28.74	14.08	14.66	15.14
Equity to total assets at end of year (3)	23.44	27.56	29.03	14.39	14.83
Average interest rate spread	2.44	2.23	2.61	2.89	2.94
Net interest margin (4)	3.23	3.25	3.05	3.24	3.25
Average interest-earning assets to average interest-earning liabilities	135.36	141.05	117.37	119.22	121.47
Total noninterest expense to average assets	2.18	2.16	2.34	2.29	2.24
Efficiency ratio (5)	65.77	63.91	73.63	68.23	66.99
Dividend payout ratio	2.61	1.38	2.13	1.35	0.50
Regulatory Capital Ratios:					
Total risk-based capital	42.56	50.29	29.07	14.48	14.69
Tier 1 risk-based capital	41.31	49.30	54.38	24.54	25.75
Tier 1 leverage capital	23.97	27.48	55.39	25.68	26.90
Asset Quality Ratios:					
Nonperforming loans as a percent of total loans	1.83	0.29	0.26	0.50	0.58
Nonperforming assets as a percent of total assets	0.79	0.12	0.10	0.24	0.27
Allowance for loan losses as a percent of total loans	1.83	1.36	1.39	1.41	1.41
Allowance for loan losses as a percent of nonperforming assets	100	476	529	283	243
Number of:					
Banking offices	11	11	10	10	10
Full-time equivalent employees	180	177	155	142	144

(1) Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios.

(2) Average equity includes $171.7 million in capital from the net proceeds raised in the stock offering. Westfield Financial completed its second step stock offering on January 3, 2007. Consequently, the proceeds were recognized by Westfield Financial and reported in its balance sheet as of December 31, 2006 and therefore affected the balance of stockholders' equity for one calendar day. Proceeds, net of stock issuance costs, received directly by Westfield Financial or held by the underwriter for the convenience of Westfield Financial were recorded by increasing cash, the capital stock, and the paid-in capital accounts.

(3) Stockholders' equity includes $171.7 million in capital from the net proceeds raised in the stock offering. Westfield Financial completed its second step stock offering on January 3, 2007. Consequently, the proceeds were recognized by Westfield Financial and reported in its balance sheet as of December 31, 2006. Proceeds, net of stock issuance costs, received directly by Westfield Financial or held by the underwriter for the convenience of Westfield Financial were recorded by increasing cash, the capital stock, and the paid-in capital accounts.

(4) Net interest margin represents tax equivalent net interest and dividend income as a percentage of average interest earning assets.

(5) The efficiency ratio represents the ratio of operating expenses divided by the sum of net interest and dividend income and noninterest income less gain on sale and losses on other than temporary impairment of securities and sale of premises and equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Westfield Financial strives to remain a leader in meeting the financial service needs of the local community and to provide quality service to the individuals and businesses in the market areas that it has served since 1853. Historically, Westfield Bank has been a community-oriented provider of traditional banking products and services to business organizations and individuals, including products such as residential and commercial real estate loans, consumer loans and a variety of deposit products. Westfield Bank meets the needs of its local community through a community-based and service-oriented approach to banking.

On January 3, 2007, Westfield Financial completed its stock offering in connection with the second step conversion of Westfield Mutual Holding Company. As part of the conversion, New Westfield Financial, Inc. succeeded Westfield Financial as the stock holding company of Westfield Bank, and Westfield Mutual Holding Company was dissolved. In the stock offering, a total of 18,400,000 shares representing Westfield Mutual Holding Company's ownership interest in Westfield Financial were sold by New Westfield Financial in a subscription offering, community offering and syndicated offering. In addition, each outstanding share of Westfield Financial as of January 3, 2007 was exchanged for 3.28138 new shares of New Westfield Financial common stock. New Westfield Financial, Inc. changed its name to Westfield Financial, Inc. effective January 3, 2007. Proceeds, net of stock issuance costs, were approximately $171.7 million.

Westfield Financial has adopted a growth-oriented strategy that has focused on increased commercial lending. Westfield Financial's strategy also calls for increasing deposit relationships and broadening its product lines and services. Westfield Financial believes that this business strategy is best for its long term success and viability, and complements its existing commitment to high quality customer service. In connection with its overall growth strategy, Westfield Bank seeks to:

- continue to grow its commercial and industrial and commercial real estate loan portfolio by targeting businesses in its primary market area and in northern Connecticut as a means to increase the yield on and diversify its loan portfolio and build transactional deposit account relationships;

- focus on expanding its retail banking franchise and increase the number of households served within its market area; and

- depending on market conditions, refer substantially all of the fixed-rate residential real estate loans to a third party mortgage company which underwrites, originates and services these loans in order to diversify its loan portfolio, increase fee income and reduce interest rate risk.

You should read our financial results for the year ended December 31, 2008 in the context of this strategy.

- Net income was $6.7 million, or $0.23 per diluted share, for the year ended December 31, 2008 compared to $8.7 million, or $0.29 per diluted share for the same period in 2007. The results for the year ended December 31, 2008 showed increases in net interest income and a lower provision for income taxes; however this was offset by an increase in the provision for loan losses and noninterest expenses and a decrease in noninterest income.

- Westfield Bank provided $3.5 million for loan losses for the year ended December 31, 2008, compared to $400,000 for the same period in 2007. This was the result of an increase in nonperforming loans, an increase in commercial and industrial loans and commercial real estate loans, and an increase in charged-off loans. The allowance was $8.8 million, or 1.83% of total loans, at December 31, 2008 and $5.7 million, or 1.36% of total loans, at December 31, 2007.

- Net interest income increased $1.6 million to $31.8 million for the year ended December 31, 2008, compared to $30.2 million for the same period in 2007. The net interest margin, on a tax equivalent basis, was 3.23% for the year ended December 31, 2008, compared to 3.25% for the same period in 2007. The increase in net interest income was primarily due to increases in average earning assets of $56.1 million for the year ended December 31, 2008. Also contributing to the increase in net interest income was a decrease in the cost of interest-bearing liabilities. The cost of interest-bearing liabilities decreased 48 basis points to 3.02% for the year ended December 31, 2008 compared to the same period in 2007.

- The year ended December 31, 2008 also includes a net loss of $205,000 on the sale and write-down of securities. Westfield Financial recorded write-downs of $1.3 million on securities deemed to be other than temporary impaired. This was primarily due to write-downs of $961,000 on preferred stock issued by Freddie Mac. Freddie Mac was placed into conservatorship by the United States Treasury in September 2008. Westfield Financial's book value remaining on preferred stock issued by Freddie Mac was $39,000 at December 31, 2008. The write-downs were partially offset by net gains of $1.1 million for the year ended December 31, 2008 on the sale of other investment securities.

- Net loans increased by $57.2 million, to $472.1 million at December 31, 2008 from $414.9 million at December 31, 2007. The increase in net loans was primarily the result of an increase in commercial and industrial loans and commercial real estate loans. Commercial and industrial loans increased $37.3 million to $153.9 million at December 31, 2008 from $116.5 million at December 31, 2007. Commercial real estate loans increased $33.9 million to $223.9 million at December 31, 2008 from $190.0 million at December 31, 2007.

- Nonperforming loans increased $7.6 million to $8.8 million at December 31, 2008 compared to $1.2 million at December 31, 2007. This represented 1.83% of total loans at December 31, 2008 and 0.29% of total loans at December 31, 2007. The increase was primarily the result of a manufacturing commercial loan relationship of $5.5 million and an agricultural commercial loan relationship of $1.7 million.

General

Westfield Financial's consolidated results of operations are comprised of earnings on investments and the net income recorded by its principal operating subsidiary, Westfield Bank. Westfield Bank's consolidated results of operations depend primarily on net interest and dividend income. Net interest and dividend income is the difference between the interest income earned on interest-earning assets and the interest paid on interest-bearing liabilities. Interest-earning assets consist primarily of commercial real estate loans, commercial and industrial loans, residential real estate loans, consumer loans, mortgage-backed securities and investment securities. Interest-bearing liabilities consist primarily of certificates of deposit and money market account, NOW account and savings account deposits and borrowings from the Federal Home Loan Bank of Boston. The consolidated results of operations also depend on provision for loan losses, noninterest income, and noninterest expense. Noninterest expense includes salaries and employee benefits, occupancy expenses and other general and administrative expenses. Noninterest income includes service fees and charges, income on bank-owned life insurance, and gains (losses) on securities.

Critical Accounting Policies

Westfield Financial's accounting policies are disclosed in Note 1 to the Consolidated Financial Statements. Given Westfield Financial's current business strategy and asset/liability structure, the more critical policies are accounting for nonperforming loans, the allowance for loan losses and provision for loan losses, the classification of securities as either held to maturity or available for sale, other than temporary impairment of securities, and the valuation of deferred taxes. In addition to the informational disclosure in the Notes to the Consolidated Financial Statements, Westfield Financial's policy on each of these accounting policies is described in detail in the applicable sections of *"Management's Discussion and Analysis of Financial Condition and Results of Operations."* Senior management has discussed the development and selection of these accounting estimates and the related disclosures with the Audit Committee of Westfield Financial's Board of Directors.

On a quarterly basis, Westfield Financial reviews investment securities with unrealized depreciation on a judgmental basis to assess whether the decline in fair value is temporary or other than temporary. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Westfield Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Securities, including mortgage-backed securities, which management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at amortized cost. Securities, including mortgage-backed securities, that have been identified as assets for which there is not a positive intent to hold to maturity are classified as available for sale and are carried at fair value with unrealized gains and losses, net of income taxes, reported as a separate component of equity. Accordingly, a misclassification would have a direct effect on stockholders' equity. Sales or reclassification as available for sale (except for certain permitted reasons) of held to maturity securities may result in the reclassification of all such securities to available for sale. Westfield Financial has never sold held to maturity securities or reclassified such securities to available for sale other than in specifically permitted circumstances. Westfield Financial does not acquire securities or mortgage-backed securities for purposes of engaging in trading activities.

Westfield Financial's general policy is to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more, or earlier if the loan is considered impaired. Any unpaid amounts previously accrued on these loans are reversed from income. Subsequent cash receipts are applied to the outstanding principal balance or to interest income if, in the judgment of management, collection of principal balance is not in question. Loans are returned to accrual status when they become current as to both principal and interest and when subsequent performance reduces the concern as to the collectability of principal and interest. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income over the estimated average lives of the related loans.

The process of evaluating the loan portfolio, classifying loans and determining the allowance and provision is described in detail in *"Business of Westfield Financial and Westfield Bank – Lending Activities - Allowance for Loan Losses."* Westfield Financial's methodology for assessing the allocation of the allowance consists of two key components, which are a specific allowance for identified problems or impaired loans and a formula allowance for the remainder of the portfolio. Measurement of impairment can be based on present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. The allocation of the allowance is also reviewed by management based upon its evaluation of then-existing economic and business conditions affecting Westfield Financial's key lending areas and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectability of the loan portfolio. Although management believes it has established and maintained the allowance for loan losses at adequate levels, if management's assumptions and judgments prove to be incorrect due to continued deterioration in economic, real estate and other conditions, and the allowance for loan losses is not adequate to absorb inherent losses, the Company's earnings and capital could be significantly and adversely affected.

Westfield Financial must make certain estimates in determining income tax expense for financial statement purposes. These estimates occur in the calculation of the deferred tax assets and liabilities, which arise from the temporary differences between the tax basis and financial statement basis of the Company's assets and liabilities. The carrying value of our net deferred tax asset is based on the Company's historic taxable income for the two prior years as well as our belief that it is more likely than not that the Company will generate sufficient future taxable income to realize these deferred tax assets. Judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws or other factors which could result in a change in the assessment of the realization of the net deferred tax asset.

Average Balance Sheet and Analysis of Net Interest and Dividend Income

The following table sets forth information relating to Westfield Financial's condition and net interest and dividend income for the years ended December 31, 2008, 2007 and 2006 and reflect the average yield on assets and average cost of liabilities for the years indicated. The yields and costs were derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the years shown. Average balances were derived from actual daily balances over the years indicated. Interest income includes fees earned from making changes in loan rates or terms, and fees earned when commercial real estate loans were prepaid or refinanced.

The interest earned on tax exempt assets is adjusted to a tax equivalent basis to recognize the income tax savings which facilitates comparison between taxable and tax exempt assets.

	For the Years Ended December 31,								
	2008			2007			2006		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)								
ASSETS:									
Interest-earning assets:									
Short-term investments(1)	$ 33,674	$ 594	1.76 %	$ 53,624	$ 2,800	5.22 %	$ 18,658	$ 872	4.67 %
Securities(5)	521,767	26,752	5.13	491,968	24,332	4.95	372,519	16,764	4.50
Loans(2)(5)	444,492	27,280	6.14	398,281	26,993	6.78	386,039	25,586	6.63
Total interest-earning assets	999,933	54,626	5.46	943,873	54,125	5.73	777,216	43,222	5.56
Total noninterest-earning assets	68,831			65,194			50,535		
Total assets	$ 1,068,764			$ 1,009,067			$ 827,751		
LIABILITIES AND EQUITY:									
Interest-bearing liabilities:									
NOW accounts	$ 85,558	1,205	1.41	$ 80,613	1,340	1.66	$ 73,256	908	1.24
Savings accounts	60,515	748	1.24	41,266	329	0.08	45,241	226	0.50
Money market deposit accounts	67,017	763	1.14	85,045	1,301	1.53	109,710	1,684	1.53
Time certificates of deposit	330,892	12,417	3.75	369,516	16,574	4.49	368,901	14,450	3.92
Total interest-bearing deposits	543,982	15,133		576,440	19,544		597,108	17,268	
Short-term borrowings and long-tern debt	194,750	7,171	3.68	92,750	3,864	4.17	65,062	2,283	3.51
Interest-bearing liabilities	738,732	22,304	3.02	669,190	23,408	3.50	662,170	19,551	2.95
Non-interest-bearing deposits	45,009			39,387			41,134		
Other noninterest-bearing liabilities	9,828			10,495			7,927		
Total noninterest-bearing liabilities	54,837			49,882			49,061		
Total liabilities	793,569			719,072			711,231		
Total equity	275,195			289,995			116,520		
Total liabilities and equity	$ 1,068,764			$ 1,009,067			$ 827,751		
Less: Tax-equivalent adjustment(5)		(570)			(541)			(787)	
Net interest and dividend income		$ 31,752			$ 30,176			$ 22,884	
Net interest rate spread(3)			2.44			2.23			2.61
Net interest margin(4)			3.23 %			3.25 %			3.05 %
Ratio of average interest-earning assets to average interest-bearing liabilities			135.4 x			141.0 x			117.4 x

(1) Short-term investments include federal funds sold.

(2) Loans, including non-accrual loans, are net of deferred loan origination costs, and unadvanced funds.

(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4) Net interest margin represents tax equivalent net interest and dividend income as a percentage of average interest earning assets.

(5) Investment securities, loan income and net interest income are presented on a tax equivalent basis using a tax rate of 34%. The tax equivalent adjustment is deducted from tax equivalent net interest and dividend income to agree to the amount reported in the statements of income.

Rate/Volume Analysis

The following table shows how changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Westfield Financial's interest and dividend income and interest expense during the periods indicated. Information is provided in each category with respect to: (1) interest income changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) interest income changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2008 Compared to Year Ended December 31, 2007			Year Ended December 31, 2007 Compared to Year Ended December 31, 2006		
	Increase/(Decrease) Due to			Increase/(Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest-earning assets						
Short-term investments	$ (1,042)	$ (1,164)	$ (2,206)	$ 1,634	$ 294	$ 1,928
Investment securities(1)	1,474	946	2,420	5,375	2,193	7,568
Loans(1)	3,132	(2,845)	287	811	596	1,407
Total interest-earning assets	3,564	(3,063)	501	7,820	3,083	10,903
Interest-bearing liabilities:						
NOW accounts	82	(217)	(135)	91	341	432
Savings accounts	153	266	419	(20)	123	103
Money market deposit accounts	(276)	(262)	(538)	(379)	(4)	(383)
Time certificates of deposit	(1,732)	(2,425)	(4,157)	24	2,100	2,124
Short-term borrowings and long-term debt	4,249	(942)	3,307	972	609	1,581
Total interest-bearing liabilities	2,476	(3,580)	(1,104)	688	3,169	3,857
Change in net interest and dividend income	$ 1,088	$ 517	$ 1,605	$ 7,132	$ (86)	$ 7,046

(1) Securities and loan income and net interest income are presented on a tax equivalent basis using a tax rate of 34%. The tax equivalent adjustment is deducted from tax equivalent net interest income to agree to the amount reported in the statements of income.

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

Total assets increased $69.3 million to $1.1 billion at December 31, 2008 from $1.0 billion at December 31, 2007. Securities and mortgage-backed securities decreased $17.0 million to $505.8 million at December 31, 2008 from $522.8 million at December 31, 2007. Investment securities decreased as funds received from securities that matured, sold, or paid down were used to originate loans. The securities portfolio is primarily comprised of mortgage-backed securities, which totaled $402.1 million at December 31, 2008, the majority of which were issued by government-sponsored enterprises such as Fannie Mae. Privately issued mortgage-backed securities comprised 9.3% of the mortgage-backed securities portfolio at December 31, 2008 and are rated investment grade by Standard & Poors.

Debt securities issued by government-sponsored enterprises decreased $41.0 million to $61.2 million at December 31, 2008 from $102.2 million at December 31, 2007. Securities issued by government-sponsored enterprises consist entirely of bonds issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Federal Home Loan Bank. Westfield Financial also invests in municipal bonds issued by cities and towns in Massachusetts and are rated as investment grade by Moody's, Standard & Poor's, or Fitch, and the majority of which are also independently insured. Municipal bonds were $36.4 million at December 31, 2008 and $33.0 million at December 31, 2007. In addition, Westfield Financial has investments in Federal Home Loan Bank stock and mutual funds that invest only in securities allowed by the Office of Thrift Supervision.

Net loans increased by $57.2 million to $472.1 million at December 31, 2008 from $414.9 million at December 31, 2007. This was primarily the result of an increase in commercial and industrial loans and commercial real estate loans. Commercial and industrial loans increased $37.4 million to $153.9 million at December 31, 2008 from $116.5 million at December 31, 2007. Commercial real estate loans increased $33.9 million to $223.9 million at December 31, 2008 from $190.0 million at December 31, 2007. The increases in commercial and industrial and commercial real estate loans were due to increased loan originations in the Bank's market area.

Residential real estate loans decreased $9.7 million to $98.4 million at December 31, 2008 from $108.1 million at December 31, 2007. Since September 2001, Westfield Bank has referred substantially all of the originations of its residential real estate loans to a third party mortgage company. Residential real estate borrowers submit applications to Westfield Bank, but the loan is approved by and closed on the books of the mortgage company. The third party mortgage company owns the servicing rights and services the loans. Westfield Bank retains no residual ownership interest in these loans.

Asset growth was funded primarily through a $68.3 million increase in long-term debt, which totaled $173.3 million at December 31, 2008. Long-term debt consists of FHLB advances and securities sold under repurchase agreements with an original maturity of one year or more. At December 31, 2008, Westfield Bank had $115.0 million in long-term debt with the FHLB and $58.3 million in securities sold under repurchase agreements with a broker-dealer approved by the Company's management and Board of Directors. This compares to $105.0 million in FHLB advances and no securities sold under repurchase agreements at December 31, 2007. Securities sold under repurchase agreements were executed with a weighted average interest rate of 2.62% and final maturities of $9.8 million in the year 2013 and $48.5 million in the year 2018. The securities sold under repurchase agreements are callable at the issuer's option beginning in the years 2009 to 2012. Current interest rates permit Westfield Bank to earn a spread by borrowing funds and reinvesting in loans and securities.

Short-term borrowings increased $14.6 million to $49.8 million at December 31, 2008 from $35.2 million at December 31, 2007. Short-term borrowings are made up of FHLB advances with an original maturity of less than one year as well as customer repurchase agreements, which have an original maturity of one day. Short-term borrowings issued by the FHLB were $28.5 million and $18.4 million at December 31, 2008 and 2007, respectively. Customer repurchase agreements increased $4.5 million to $21.3 million at December 31, 2008 from $16.8 million at December 31, 2007. A customer repurchase agreement is an agreement by Westfield Bank to sell to and repurchase from the customer an interest in specific securities issued by or guaranteed by the United States government. This transaction settles immediately on a same day basis in immediately available funds. Interest paid is commensurate with other products of equal interest and credit risk. At December 31, 2008, all of Westfield Bank's customer repurchase agreements were held by commercial customers.

Total deposits decreased $14.7 million to $588.0 million at December 31, 2008 from $602.7 million at December 31, 2007. The decrease in deposits was due to a decrease in time deposit and money market accounts, partially offset by an increase in regular savings and checking accounts. Time deposits decreased $25.6 million to $327.6 million at December 31, 2008. Management placed less emphasis on gathering time deposits in favor of using other types of funding, such as securities sold under repurchase agreements. Management believes that doing so helped control funding costs.

Money market accounts decreased $16.9 million to $57.7 million at December 31, 2008. These decreases were partially offset by increases of $21.0 million in regular savings and $6.9 million in checking accounts. The increases in both regular savings and checking accounts were fueled by new products with higher interest rates than the Bank's other comparable products.

Stockholders' equity decreased $26.6 million to $259.9 million at December 31, 2008 from $286.5 million at December 31, 2007. This represented 23.4% of total assets as of December 31, 2008 and 27.6% of total assets as of December 31, 2007. The decrease in stockholders' equity is the result of the repurchase of 1,058,778 shares at a cost of $10.5 million pursuant to Westfield Financial's current stock repurchase plan, paying out regular and special dividends amounting to $17.9 million, or $0.60 per share, and a decrease in accumulated other comprehensive income of $10.0 million. This was partially offset by net income of $6.7 million for the year ended December 31, 2008 and the issuance of 433,110 shares of common stock amounting to $1.9 million in connection with stock option exercises. All of the stock options exercised during the year ended December 31, 2008 were granted in 2002.

Comparison of Operating Results for Years Ended December 31, 2008 and 2007

General

Net income for the year ended December 31, 2008 was $6.7 million, or $0.23 per diluted share, compared to $8.7 million, or $0.29 per diluted share for the same period in 2007.

Interest and Dividend Income

Total interest and dividend income increased $473,000 to $54.1 million for the year ended December 31, 2008, compared to $53.6 million for the same period in 2007.

The increase in interest income was primarily the result of a $56.1 million increase in average interest-earnings assets for the twelve months ended December 31, 2008. Average interest-earning assets were $1.0 billion for the twelve months ended December 31, 2008 compared to $943.9 million for the same period in 2007. The average yield on interest-earning assets, on a tax-equivalent basis, decreased 27 basis points to 5.46% for the twelve months ended December 31, 2008 from 5.73% for the same period in 2007.

Interest and dividends on securities increased $2.4 million to $26.3 million for the year ended December 31, 2008 compared to $23.9 million for the same period in 2007. The average balance on securities increased $29.8 million to $521.8 million at December 31, 2008 from $492.0 million at December 31, 2007. In addition, the tax-equivalent yield on securities increased from 4.95% for the year 2007 to 5.13% for the same period in 2008. The increase in interest and dividend income on securities was partially offset by a decrease in the tax-equivalent yield on and average balance of short-term investments. The tax-equivalent yield on short-term investments decreased 346 basis points to 1.76% for the year ended December 31, 2008 from 5.22% for the same period in 2007 due to the falling interest rate environment. In addition, the average balance of short-term investments decreased $20.0 million from $53.6 million for the year ended December 31, 2007 to $33.6 million for the year ended December 31, 2008.

Interest income from loans increased $287,000 to $27.3 million for the year ended December 31, 2008 from $27.0 million for the year ended December 31, 2007. The average balance of loans increased $46.2 million to $444.5 million for the year ended December 31, 2008 from $398.3 million for the year ended December 31, 2007.

The increase in interest income resulting from the volume of average loan balances of $3.1 million was offset by a decrease in the yield on loans of $2.8 million for the year ended December 31, 2008. The falling interest rate environment in 2008 caused a decrease in the average yield on loans of 64 basis points to 6.14% for the year ended December 31, 2008 from 6.78% for the comparable 2007 period.

Interest Expense

Interest expense for the year ended December 31, 2008 decreased $1.1 million to $22.3 million from the comparable 2007 period. This was attributable to a decrease in the average cost of interest-bearing liabilities of 48 basis points to 3.02% for the year ended December 31, 2008 from 3.50% for the same period in 2007. In addition, the average balance of total interest-bearing liabilities increased $69.5 million to $738.7 million for the year ended December 31, 2008 from $669.2 million for the same period in 2007. The decrease in the average cost of interest-bearing liabilities was primarily due to the falling interest rate environment. Additionally, management placed less emphasis on gathering time deposits in order to take advantage of other sources of lower-cost funding, such as long-term debt and short-term borrowings, to control funding costs.

Net Interest and Dividend Income

Net interest and dividend income increased $1.6 million to $31.8 million for the year ended December 31, 2008 as compared to $30.2 million for same period in 2007. The net interest margin, on a tax-equivalent basis, was 3.23% and 3.25% for the years ended December 31, 2008 and 2007, respectively. The change in net interest and dividend income for the year ended December 31, 2008 was primarily the result of a decrease in interest expense of $1.1 million from the comparable 2007 period resulting from a decrease in the average cost of interest-bearing liabilities, partially offset by an increase in interest and dividend income of $473,000 resulting from an increase in the average balance of interest-earning assets of $56.1 million for the year ending December 31, 2008.

Provision for Loan Losses

The provision for loan losses is reviewed by management based upon its evaluation of then-existing economic and business conditions affecting the key lending areas of Westfield Financial and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectability of the loan portfolio.

The amount that Westfield Bank provided for the provision for loan losses during the year ended December 31, 2008 was based upon the changes that occurred in the loan portfolio during that same period as well as the weakening of the national economy. The changes in the loan portfolio, described in detail below, include an increase in commercial and industrial loans and commercial real estate loans, an increase in impaired loans and nonperforming loans, and an increase in net charged-off loans. After evaluating these factors, Westfield Bank provided $3.5 million for loan losses for the year ended December 31, 2008, compared to $400,000 for the same period in 2007. The allowance was $8.8 million at December 31, 2008 and $5.7 million at December 31, 2007. The allowance for loan losses was 1.83% of total loans at December 31, 2008 and 1.36% at December 31, 2007.

At December 31, 2008, commercial and industrial loans increased $37.4 million to $153.9 million compared to December 31, 2007. Westfield Bank considers these types of loans to contain more credit risk and market risk than both commercial real estate loans and conventional residential real estate mortgages. Commercial real estate loans increased by $33.9 million to $223.9 million at December 31, 2008.

For the year ended December 31, 2008, Westfield Bank recorded net charge-offs of $383,000 compared to net charge-offs of $111,000 for the year ended December 31, 2007. The 2008 period was comprised of charge-offs of $449,000 for the year ended December 31, 2008, partially offset by recoveries of $66,000 for the same period. The 2007 period was comprised of charge-offs of $317,000 for the year ended December 31, 2007, partially offset by recoveries of $206,000 for the same period.

Nonperforming loans increased $7.6 million to $8.8 million at December 31, 2008 from $1.2 million at December 31, 2007. This represented 1.83% of total loans at December 31, 2008 and 0.29% of total loans at December 31, 2007. The increase was primarily the result of a manufacturing commercial loan relationship of $5.5 million and an agricultural commercial loan relationship of $1.7 million.

The manufacturing commercial loan relationship is secured by real estate and other business assets. Additionally, all debt is cross-collateralized, defaulted, and guaranteed with the exception of the SBA guaranteed notes. During the twelve months ended December 31, 2008, a valuation allowance of $2.1 million was allocated on the relationship of $5.5 million based on the estimated fair value of the underlying collateral.

The agricultural commercial loan relationship is primarily secured by real estate. Management does not anticipate incurring significant losses on this relationship. During the twelve months ended December 31, 2008, a valuation allowance of $138,000 was allocated on the loan relationship of $1.7 million based on the estimated fair value of the underlying collateral.

Nonperforming residential real estate loans increased $149,000 to $1.1 million at December 31, 2008 from $995,000 at December 31, 2007. The majority of nonperforming residential real estate loans are collateralized by first liens.

Impaired loans increased $7.7 million to $7.8 million at December 31, 2008 primarily as a result of the two commercial loan relationships consisting of an agricultural commercial loan relationship of $1.7 million and a manufacturing commercial loan relationship of $5.5 million, as discussed above. The manufacturing commercial loan relationship is secured by real estate and other business assets. Additionally, all debt is cross-collateralized, defaulted, and guaranteed with the exception of the SBA guaranteed notes. During the twelve months ended December 31, 2008, a valuation allowance of $138,000 was allocated on the loan relationship of $1.7 million and a valuation allowance of $2.1 million was allocated on the loan relationship of $5.5 million based on the estimated fair value of the underlying collateral.

Although management believes it has established and maintained the allowance for loan losses at adequate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment.

Noninterest Income

Noninterest income decreased $1.1 million to $3.5 million for the year ended December 31, 2008 compared to $4.6 million for the same period in 2007. The 2007 results include a pre-tax gain of $546,000 on the sale of a piece of vacant land in Feeding Hills, Massachusetts. The results for the 2007 year also include a pre-tax gain of $315,000 resulting from the curtailment of a defined benefit plan, specifically pertaining to providing a life insurance benefit to employees who retire from Westfield Bank.

The year ended December 31, 2008 included a net loss of $205,000 on the sale and write-down of securities. Westfield Financial recorded write-downs of $1.3 million on securities deemed to be other than temporarily impaired. This was primarily due to write-downs on preferred stock issued by Freddie Mac of $961,000. Freddie Mac was placed into conservatorship by the United States Treasury in September 2008. Westfield Financial's book value remaining on preferred stock issued by Freddie Mac was $39,000 at December 31, 2008. The write-downs were partially offset by net gains of $1.1 million for the year ended December 31, 2008 on the sale of other investment securities. For the year ended December 31, 2007, Westfield Financial reported net gains of $41,000 on sales of securities.

Income from bank-owned life insurance increased $98,000 to $1.4 million for the year ended December 31, 2008 compared to the same period in 2007. This was primarily the result of a $2.8 million increase in the average balance of bank-owned life insurance in 2008 compared to 2007.

Noninterest Expense

Noninterest expense for the twelve months ended December 31, 2008 was $23.3 million compared to $21.8 million for the same period in 2007. This increase was primarily due to an increase of $921,000 in salaries and benefits to $14.7 million for the year ended December 31, 2008. Expenses related to share-based compensation increased $702,000 for the year ended December 31, 2008 as a result of new grants of restricted stock and stock options awarded in the third quarter of 2007. In addition, expenses related to employee health insurance increased $150,000 due to normal increases in this area.

Data processing expense increased $270,000 to $1.7 million for the year ended December 31, 2008 compared to $1.4 million for the same period in 2007. This was the result of new software licensing agreements and new technology related to branch deposit imaging.

Professional services expense increased $225,000 to $1.6 million for the year ended December 31, 2008 compared to $1.4 million for the same period in 2007. This was primarily the result of expenses related to fees paid to consultants for work performed reviewing internal Bank procedures in order to improve efficiencies.

Income Taxes

The provision for income taxes decreased $2.0 million to $1.8 million for the year ended December 31, 2008. The decrease in the provision for income tax was primarily due to lower income before taxes. The effective tax rate was 21.2% for the year ended December 31, 2008 and 30.5% for the same period in 2007.

Comparison of Financial Condition at December 31, 2007 and December 31, 2006

Total assets increased $43.0 million to $1.0 billion at December 31, 2007 from $996.8 million at December 31, 2006. Cash and cash equivalents decreased $116.9 million, to $37.6 million at December 31, 2007 from $154.5 million at December 31, 2006. The decrease in cash and cash equivalents was the result of management investing the proceeds of Westfield Financial's second step stock offering, which was completed on January 3, 2007, in investment securities and loans.

Securities and mortgage-backed securities increased $113.8 million to $522.8 million at December 31, 2007 from $409.0 million at December 31, 2006. Investment securities increased as management invested the proceeds of Westfield Financial's second step stock offering, which was completed on January 3, 2007. The securities portfolio is primarily comprised of mortgage-backed securities, which totaled $380.8 million at December 31, 2007, the majority of which were issued by government-sponsored enterprises such as Fannie Mae. Privately issued mortgage-backed securities comprised 11.9% of the mortgage-backed securities portfolio at December 31, 2007, are rated AAA by Standard & Poors, and contain no sub-prime collateral.

Debt securities issued by government-sponsored enterprises increased by $20.4 million to $102.2 million at December 31, 2007 from $81.8 million at December 31, 2006. Securities issued by government-sponsored enterprises consist entirely of bonds issued by the Fannie Mae, Freddie Mac and the Federal Home Loan Bank of Boston. Westfield Financial also invests in municipal bonds issued by cities and towns in Massachusetts and are AAA rated by Moody's, Standard & Poor's, or Fitch, and the majority of which are also independently insured. Municipal bonds were $33.0 million at December 31, 2007 and $30.2 million at December 31, 2006. In addition, Westfield Financial has investments in Federal Home Loan Bank stock and mutual funds that invest only in securities allowed by the Office of Thrift Supervision.

Net loans increased by $29.7 million to $414.9 million at December 31, 2007 from $385.2 million at December 31, 2006. This was primarily the result of an increase in commercial and industrial loans and commercial real estate loans. Commercial and industrial loans increased $16.3 million to $116.5 million at December 31, 2007 from $100.2 million at December 31, 2006. Commercial real estate loans increased $15.4 million to $189.9 million at December 31, 2007 from $174.5 million at December 31, 2006. The increase in commercial and industrial loans and commercial real estate loans were due to increased loan originations.

Residential real estate loans decreased $1.4 million to $108.1 million at December 31, 2007 from $109.5 million at December 31, 2006. Since September 2001, Westfield Bank has referred substantially all of the originations of its residential real estate loans to a third party mortgage company. Residential real estate borrowers submit applications to Westfield Bank, but the loan is approved by and closed on the books of the mortgage company. The third party mortgage company owns the servicing rights and services the loans. Westfield Bank retains no residual ownership interest in these loans.

Asset growth was funded primarily through a $68.4 million increase in Federal Home Loan Bank borrowings and debt, which totaled $123.4 million at December 31, 2007. Customer repurchase agreements decreased $1.1 million to $16.8 million at December 31, 2007 from $17.9 million at December 31, 2006. A customer repurchase agreement is an agreement by Westfield Bank to sell to and repurchase from the customer an interest in specific securities issued by or guaranteed by the United States Government. This transaction settles immediately on a same day basis in immediately available funds. Interest paid is commensurate with other products of equal interest and credit risk. At December 31, 2007, all of Westfield Bank's customer repurchase agreements were held by commercial customers.

Total deposits decreased $24.8 million to $602.7 million at December 31, 2007 from $627.5 million at December 31, 2006. The decrease in deposits was due to a decrease in time deposit and money market accounts, partially offset by an increase in regular savings and checking accounts. Time deposits decreased $20.7 million to $353.3 million at December 31, 2007. Management placed less emphasis on gathering time deposits in favor of using other types of funding, such as borrowings and debt.

Money market accounts decreased $19.8 million to $74.6 million at December 31, 2007. These decreases were partially offset by increases of $11.0 million in regular savings and $4.9 million in checking accounts. The increases in both regular savings and checking accounts were fueled by new products with higher interest rates than Westfield Bank's other comparable products.

Stockholders' equity decreased $2.9 million to $286.5 million at December 31, 2007 from $289.4 million at December 31, 2006. This represented 27.6% of total assets as of December 31, 2007 and 29.0% of total assets as of December 31, 2006. The change is primarily comprised of paying out regular and special dividends amounting to $0.40 per share in 2007 for a total of $12.1 million, partially offset by net income of $8.7 million for the year ended December 31, 2007.

Comparison of Operating Results for Years Ended December 31, 2007 and 2006

General

Net income for the year ended December 31, 2007 was $8.7 million, or $0.29 per diluted share, compared to $4.7 million, or $0.15 per diluted share for the same period in 2006. The increase in earnings was primarily the result of increase in net interest income, partially offset by increased noninterest expenses.

Interest and Dividend Income

Total interest and dividend income increased $11.2 million, or 26.3%, to $53.6 million for the year ended December 31, 2007, compared to $42.4 million for the same period in 2006.

The increase in interest income was primarily the result of a $166.7 million increase in average earnings assets as a result of funds raised in Westfield Financial's second step stock offering, which was completed on January 3, 2007. Average earning assets were $943.9 million for the year ended December 31, 2007 compared to $777.2 million for the same period in 2006. The average yield on earning assets, on a tax equivalent basis, increased 17 basis points to 5.73% for the twelve months ended December 31, 2007 from 5.56% for the same period in 2006.

Interest and dividends on securities was $23.9 million for the year ended December 31, 2007 and $16.1 million for the same period in 2006. The average balance on securities increased $119.5 million to $492.0 million at December 31, 2007 from $372.5 million at December 31, 2006. In addition, the tax equivalent yield on securities increased to 4.95% for the year 2007 from 4.50% for the year 2006. The increase in interest and dividend income was primarily the result of the reinvestment of the proceeds of Westfield Financial's second step stock offering, which was completed on January 3, 2007. In addition, as lower yielding investments purchased in a higher rate environment matured, were called or paid down in 2007, the funds were reinvested at higher rates.

Interest income from commercial and industrial loans and commercial real estate loans increased $1.2 million for the year ended December 31, 2007 from the year ended December 31, 2006. In accordance with Westfield Bank's strategic plan, the average balance of commercial and industrial loans and commercial real estate loans increased $13.7 million to $282.9 million for the year ended December 31, 2007, compared to $269.2 million for the same period in 2006.

Interest income from residential real estate loans increased $250,000 to $6.6 million for the year ended December 31, 2007 compared to $6.4 million for the same period in 2006. The average balance of residential real estate loans decreased $664,000 to $109.9 million for the year ended December 31, 2007 from $110.6 million for the year ended December 31, 2006. The average balance of home equity loans increased $6.4 million to $33.4 million but was offset by payments and payoffs in other areas.

Interest Expense

Interest expense for the year ended December 31, 2007 increased $3.8 million to $23.4 million from the comparable 2006 period. This was attributable to the average cost of interest-bearing liabilities increasing 55 basis points to 3.50% for the year ended December 31, 2007 from 2.95% for the same period in 2006. In addition, the average balance of total interest-bearing liabilities increased $7.0 million to $669.2 million for the year ended December 31, 2007 from $662.2 million for the same period in 2006. The increase in the average cost of interest-bearing liabilities was primarily due to an increase in the cost of time deposits resulting from the rising interest rate environment. Interest expense on short-term borrowings and long-term debt increased $1.6 million for the year ended December 31, 2007. The average balance of short-term borrowings and long-term debt increased $27.7 million to $92.8 million at December 31, 2007. In addition, the average cost of short-term borrowings and long-term debt increased 66 basis points to 4.17% for the year ended December 31, 2007 from 3.51% for the same period in 2006.

Net Interest and Dividend Income

Net interest and dividend income increased $7.3 million to $30.2 million for the year ended December 31, 2007 as compared to $22.9 million for same period in 2006. The net interest margin, on a tax equivalent basis, was 3.25% and 3.05% for the years ended December 31, 2007 and 2006, respectively. The increase in net interest margin was primarily the result of the reinvestment of the proceeds of Westfield Financial's second step stock offering, which was completed on January 3, 2007.

Provision for Loan Losses

The provision for loan losses is reviewed by management based upon its evaluation of then-existing economic and business conditions affecting the key lending areas of Westfield Financial and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectability of the loan portfolio.

The amount that Westfield Bank provided for the provision for loan losses during the year ended December 31, 2007 was based upon the changes that occurred in the loan portfolio during that same period. The changes in the loan portfolio, described in detail below, include a decrease in net charge-offs, tempered by an increase in commercial and industrial loans and commercial real estate loans and an increase in nonperforming loans. After evaluating these factors, Westfield Bank provided $400,000 for loan losses for the year ended December 31, 2007, compared to $390,000 for the same period in 2006. The allowance was $5.7 million at December 31, 2007 and $5.4 million at December 31, 2006.

For the year ended December 31, 2007, Westfield Bank recorded net charge-offs of $111,000 compared to net charge-offs of $375,000 for the year ended December 31, 2006. The 2007 period was comprised of charge-offs of $317,000 for the year ended December 31, 2007, partially offset by recoveries of $206,000 for the same period. The 2006 period was comprised of charge-offs of $584,000 for the year ended December 31, 2006, partially offset by recoveries of $209,000 for the same period.

Nonperforming loans increased $174,000 to $1.2 million at December 31, 2007 from $1.0 million at December 31, 2006. Nonperforming residential real estate loans increased $89,000 to $995,000 at December 31, 2007 from $906,000 at December 31, 2006. The majority of nonperforming residential real estate loans have balances under $80,000, are collateralized by first liens and are seasoned, i.e. originated more than five years ago. Nonperforming commercial and industrial loans decreased $25,000 to $19,000 at December 31, 2007 from $44,000 at December 31, 2006. The balance of nonperforming commercial and industrial loans as of December 31, 2007 was comprised of a single loan relationship.

At December 31, 2007, commercial and industrial loans increased $16.3 million to $116.5 million compared to December 31, 2006. Westfield Bank considers these types of loans to contain more credit risk and market risk than both commercial real estate loans and conventional residential real estate mortgages. Commercial real estate loans increased by $15.4 million to $189.9 million at December 31, 2007.

Although management believes it has established and maintained the allowance for loan losses at adequate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment.

Noninterest Income

Noninterest income increased $1.5 million to $4.6 million for the year ended December 31, 2007 compared to $3.1 million for the same period in 2006. The 2007 results include a pre-tax gain of $546,000 on the sale of a piece of vacant land in Feeding Hills, Massachusetts. The results for the 2007 year also include a pre-tax gain of $315,000 resulting from the curtailment of a defined benefit plan, specifically pertaining to providing a life insurance benefit to employees who retire from Westfield Bank.

The results for the year ended December 31, 2006 included a pre-tax loss of $378,000 on the sale of premises, which was the result of the sale of a building that previously housed Westfield Bank's branch in downtown Springfield, Massachusetts.

Income from bank-owned life insurance increased $459,000 to $1.3 million for the year ended December 31, 2007 compared to the same period in 2006. This was primarily the result of a $11.2 million increase in the average balance of bank-owned life insurance in 2007 compared to 2006.

Net checking account processing fee income decreased $301,000 to $1.1 million for the year ended December 31, 2007 compared to $1.4 million for the same period in 2006. This was primarily the result of a decrease in fees collected from customers who overdraw their checking accounts.

Noninterest Expense

Noninterest expense for the year ended December 31, 2007 was $21.8 million compared to $19.4 million for the same period in 2006. This increase was primarily due to an increase of $1.8 million in salaries and benefits to $13.7 million for the year ended December 31, 2007. Salaries expense increased $1.2 million as a result of hiring new employees and normal increases in the employee salaries. A portion of the new hiring was associated with a new Westfield Bank branch which opened for business during the second quarter of 2007. Expenses related to share-based compensation increased $848,000 for the year ended December 31, 2007 as a result of new grants of restricted stock and stock options in the third quarter of 2007, along with expenses related to Westfield Financial's tax-qualified employee stock ownership plan.

Professional services expense increased $319,000 to $1.4 million for the year ended December 31, 2007 compared to $1.1 million for the same period in 2006. This was primarily the result of expenses related to corporate legal matters and fees paid to an industry consultant.

Income Taxes

Income taxes increased $2.3 million to $3.8 million primarily as a result of an increase in income before income taxes. The effective tax rate was 30.5% for the year ended December 31, 2007 and 24.7% for the same period in 2006. The increase in the effective tax rate is due primarily to a reduction in tax advantaged income as a percentage of income before income taxes.

Liquidity and Capital Resources

The term "liquidity" refers to Westfield Financial's ability to generate adequate amounts of cash to fund loan originations, loan purchases, deposit withdrawals and operating expenses. Westfield Financial's primary sources of liquidity are deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of investment securities and funds provided by our operations. Westfield Bank also can borrow funds from the Federal Home Loan Bank based on eligible collateral of loans and securities. Outstanding borrowings from the Federal Home Loan Bank were $143.5 million at December 31, 2008 and $123.4 million at December 31, 2007. At December 31, 2008, Westfield Bank had $188.7 million in available borrowing capacity with the Federal Home Loan Bank. Westfield Bank has the ability to increase its borrowing capacity with the Federal Home Loan Bank by pledging investment securities or loans. In addition, Westfield Bank may enter into reverse repurchase agreements with approved broker-dealers. Reverse repurchase agreements are agreements that allow Westfield Bank to borrow money using its securities as collateral.

Westfield Bank also has outstanding at any time, a significant number of commitments to extend credit and provide financial guarantees to third parties. These arrangements are subject to strict credit control assessments. Guarantees specify limits to Westfield Bank's obligations. Because many commitments and almost all guarantees expire without being funded in whole or in part, the contract amounts are not estimates of future cash flows. Westfield Bank is also obligated under agreements with the Federal Home Loan Bank to repay borrowed funds and is obligated under leases for certain of its branches and equipment. A summary of lease obligations, borrowings, and credit commitments at December 31, 2008 follows:

	Within 1 Year	After 1 Year but Within 3 Years	After 3 Years but Within 5 Years	After 5 Years	Total
			(In thousands)		
Lease Obligations					
Operating lease obligations	$ 524	$ 1,014	$ 809	$ 10,667	$ 13,014
Borrowings and Debt					
Federal Home Loan Bank	73,550	45,000	20,000	5,000	143,550
Securities sold under agreements to repurchase	-	-	-	58,300	58,300
Total borrowings and debt	73,550	45,000	20,000	63,300	201,850
Credit Commitments					
Available lines of credit	54,319	-	-	14,903	69,222
Other loan commitments	17,905	-	-	-	17,905
Letters of credit	5,703	-	-	243	5,946
Total credit commitments	77,927	-	-	15,146	93,073
Total	$ 152,001	$ 46,014	$ 20,809	$ 89,113	$ 307,937

Maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of securities and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds.

Westfield Financial's primary investing activities are the origination of commercial real estate, commercial and industrial and consumer loans, and the purchase of mortgage-backed and other investment securities. During the year ended December 31, 2008, Westfield Bank originated loans of approximately $141.2 million, and during the comparable period of 2007, Westfield Bank originated loans of approximately $128.6 million. Under Westfield Bank's residential real estate loan program, Westfield Bank refers its residential real estate borrowers to a third party mortgage company and substantially all of Westfield Bank's residential real estate loans are underwritten, originated and serviced by a third party mortgage company. Purchases of securities totaled $223.0 million for the year ended December 31, 2008 and $230.7 million for the year ended December 31, 2007. At December 31, 2008, Westfield Bank had loan commitments to borrowers of approximately $ 12.6 million, and available home equity and unadvanced lines of credit of approximately $80.5 million.

Deposit flows are affected by the level of interest rates, by the interest rates and products offered by competitors and by other factors. Total deposits decreased $14.7 million and $24.8 million during the years ended December 31, 2008 and 2007, respectively. Time deposit accounts scheduled to mature within one year were $245.9 million at December 31, 2008. Based on Westfield Bank's deposit retention experience and current pricing strategy, it anticipates that a significant portion of these certificates of deposit will remain on deposit. Westfield Bank monitors its liquidity position frequently and anticipates that it will have sufficient funds to meet its current funding commitments.

At December 31, 2008, Westfield Bank exceeded each of the applicable regulatory capital requirements. Westfield Bank's tier 1 leverage capital was $219.7 million, or 20.51% to adjusted total assets. Westfield Bank's tier 1 capital to risk weighted assets was $219.7 million or 34.52%. Westfield Bank had total capital to risk weighted assets of $226.3 million or 35.55%.

Westfield Financial does not anticipate any material capital expenditures during calendar year 2009, nor do we have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than the commitments and unused lines of credit noted above.

Off-Balance Sheet Arrangements

Westfield Financial does not have any off-balance sheet arrangements, other than noted above, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Management of Market Risk

As a financial institution, Westfield Financial's primary market risk is interest rate risk since substantially all transactions are denominated in U.S. dollars with no direct foreign exchange or changes in commodity price exposure. Fluctuations in interest rates will affect both our level of income and expense on a large portion of our assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets.

The primary goal of Westfield Financial's interest rate management strategy is to limit fluctuations in net interest income as interest rates vary up or down and control variations in the market value of assets, liabilities and net worth as interest rates vary. Westfield Financial seeks to coordinate asset and liability decisions so that, under changing interest rate scenarios, net interest income will remain within an acceptable range.

To achieve the objectives of managing interest rate risk, Westfield Bank's Asset and Liability Management Committee meets monthly to discuss and monitor the market interest rate environment relative to interest rates that are offered on its products. The Asset and Liability Management Committee presents periodic reports to the Board of Directors of Westfield Bank and Westfield Financial, Inc. at their regular meetings.

In recent years, Westfield Bank's lending activities have emphasized commercial real estate and commercial and industrial loans. Commercial real estate loans have grown $33.9 million or 17.8% since December 31, 2007. Commercial and industrial loans have grown $37.3 million or 32.1% since December 31, 2007. Management believes that Westfield Bank's increased emphasis on commercial lending has allowed it to diversify its loan portfolio while continuing to meet the needs of the businesses and individuals that it serves.

Westfield Bank's primary source of funds has been deposits, consisting primarily of time deposits, money market accounts, savings accounts, demand accounts and NOW accounts, which have shorter terms to maturity than the loan portfolio. Several strategies have been employed to manage the interest rate risk inherent in the asset/liability mix, including but not limited to:

- maintaining the diversity of Westfield Bank's existing loan portfolio through the origination of commercial loans and commercial real estate loans which typically have variable rates and shorter terms than residential mortgages; and

- emphasizing investments with an expected average duration of five years or less.

In addition, emphasis on commercial loans has reduced the average maturity of Westfield Bank's loan portfolio. Moreover, the actual amount of time before loans are repaid can be significantly affected by changes in market interest rates. Prepayment rates will also vary due to a number of other factors, including the regional economy in the area where the loans were originated, seasonal factors, demographic variables and the assumability of the loans. However, the major factors affecting prepayment rates are prevailing interest rates, related financing opportunities and competition. Westfield Financial monitors interest rate sensitivity so that it can adjust its asset and liability mix in a timely manner and minimize the negative effects of changing rates.

Each of Westfield Bank's sources of liquidity is vulnerable to various uncertainties beyond the control of Westfield Bank. Scheduled loan and security payments are a relatively stable source of funds, while loan and security prepayments and calls, and deposit flows vary widely in reaction to market conditions, primarily prevailing interest rates. Asset sales are influenced by pledging activities, general market interest rates and unforeseen market conditions. Westfield Bank's financial condition is affected by its ability to borrow at attractive rates, retain deposits at market rates and other market conditions. Management considers Westfield Bank's sources of liquidity to be adequate to meet expected funding needs and also to be responsive to changing interest rate markets.

Net Interest and Dividend Income Simulation

We use a simulation model to monitor interest rate risk. This model reports the net interest income at risk primarily under seven different interest rate environments. Specifically, net interest income is measured in one scenario that assumes no change in interest rates, and six scenarios where interest rates increase 100, 200 and 300 and decrease 100, 200 and 300 basis points, respectively, from current rates over the one year time period following the current consolidated financial statements.

The changes in interest income and interest expense due to changes in interest rates reflect the rate sensitivity of our interest earning assets and interest bearing liabilities. For example, in a rising interest rate environment, the interest income from an adjustable rate loan is likely to increase depending on its repricing characteristics while the interest income from a fixed rate loan would not increase until the funds were repaid and loaned out at a higher interest rate.

The tables below set forth as of December 31, 2008 the estimated changes in net interest and dividend income that would result from incremental changes in interest rates over the applicable twelve-month period.

For the Year Ending December 31, 2009
(Dollars in thousands)

Changes in Interest Rates (Basis Points)	Net Interest and Dividend Income	% Change
300	35,127	3.5%
200	34,613	2.0%
100	34,058	0.4%
0	33,925	0.0%
-100	33,669	-0.8%
-200	33,217	-2.1%
-300	32,868	-3.1%

Market rates were assumed to increase 100, 200 and 300 basis points and decrease 100, 200 and 300 basis points, in even increments over the twelve month period. The repricing and/or new rates of assets and liabilities moved in tandem with market rates. However, in certain deposit products, the use of data from a historical analysis indicated that the rates on these products would move only a fraction of the rate change amount.

We have developed consolidated balance sheet growth projections for the twelve month period. The same product mix and growth strategy was used for all rate change simulations, except for the shift into term deposits in certain scenarios as described in the previous paragraph. Income from tax-exempt assets is calculated on a fully taxable equivalent basis.

Pertinent data from each loan account, deposit account and investment security was used to calculate future cash flows. The data included such items as maturity date, payment amount, next repricing date, repricing frequency, repricing index and spread. Prepayment speed assumptions were based upon the difference between the account rate and the current market rate.

The income simulation analysis was based upon a variety of assumptions. These assumptions include but are not limited to balance sheet growth, asset mix, prepayment speeds, the timing and level of interest rates, and the shape of the yield curve. As market conditions vary from the assumptions in the income simulation analysis, actual results will differ. As a result, the income simulation analysis does not serve as a forecast of net interest income, nor do the calculations represent any actions that management may undertake in response to changes in interest rates.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Effective on August 21, 2007, Westfield Financial switched the listing of its common stock from the American Stock Exchange to the NASDAQ Stock Market and retained the symbol "WFD". At December 31, 2008, there were 31,307,881 shares of common stock issued and outstanding, and there were approximately 5,197 shareholders of record.

On January 3, 2007, Westfield Financial completed its stock offering in connection with the second step conversion of Westfield Mutual Holding Company. As part of the conversion, New Westfield Financial, Inc. succeeded Westfield Financial as the stock holding company of Westfield Bank, and Westfield Mutual Holding Company was dissolved. In the stock offering, a total of 18,400,000 shares representing Westfield Mutual Holding Company's ownership interest in Westfield Financial were sold by New Westfield Financial in a subscription offering, community offering and syndicated offering. In addition, each outstanding share of Westfield Financial as of January 3, 2007 was exchanged for 3.28138 new shares of New Westfield Financial common stock. New Westfield Financial, Inc. changed its name to Westfield Financial, Inc. effective January 3, 2007.

The table below shows the high and low sales price during the periods indicated as well as dividends declared per share. The information set forth in the table below was provided by the American Stock Exchange and NASDAQ.

For the Year Ended December 31, 2008	Price Per Share High	Price Per Share Low	Cash Dividends Declared
Fourth Quarter ended December 31, 2008	$ 10.36	$ 8.89	$ 0.30
Third Quarter ended September 30, 2008	11.30	8.76	0.05
Second Quarter ended June 30, 2008	9.86	9.05	0.20
First Quarter ended March 31, 2008	10.53	8.95	0.05

For the Year Ended December 31, 2007	Price Per Share High	Price Per Share Low	Cash Dividends Declared
Fourth Quarter ended December 31, 2007	$ 10.18	$ 9.49	$ 0.25
Third Quarter ended September 30, 2007	10.25	8.73	0.05
Second Quarter ended June 30, 2007	10.83	9.97	0.05
First Quarter ended March 31, 2007	11.02	10.16	0.05

A quarterly cash dividend of $0.05 per share was declared on January 22, April 22, July 22, and October 28, 2008 by the Board of Directors. In addition, the Board of Directors declared special cash dividends of $0.15 per share and $0.25 per share on April 22, 2008 and October 28, 2008, respectively. The continued payment of dividends depends upon our debt and equity structure, earnings, financial condition, need for capital in connection with possible future acquisitions and other factors, including economic conditions, regulatory restrictions and tax considerations. Westfield Financial cannot guarantee the payment of dividends or that, if paid, that dividends will not be reduced or eliminated in the future.

The only funds available for the payment of dividends on the capital stock of Westfield Financial will be cash and cash equivalents held by Westfield Financial, dividends paid by Westfield Bank to Westfield Financial, and borrowings. Westfield Bank will be prohibited from paying cash dividends to Westfield Financial to the extent that any such payment would reduce Westfield Bank's capital below required capital levels or would impair the liquidation account to be established for the benefit of Westfield Bank's eligible account holders and supplemental eligible account holders at the time of the reorganization and stock offering.

There were no sales by Westfield Financial of unregistered securities during the year ended December 31, 2008.

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Westfield Financial, Inc.

We have audited the accompanying consolidated balance sheets of Westfield Financial, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westfield Financial, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Westfield Financial, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 10, 2009 expressed an unqualified opinion on the effectiveness of Westfield Financial Inc.'s internal control over financial reporting.

Wolf & Company, P.C.

Boston, Massachusetts
March 10, 2009

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com

WESTFIELD FINANCIAL INC., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Cash and due from banks	$ 11,525	$ 16,603
Federal funds sold	42,338	21,017
Interest-bearing deposits and other short-term Investments	2,670	3
Cash and cash equivalents	56,533	37,623
SECURITIES :		
Available for sale - at estimated fair value	24,396	38,051
Held to maturity - at amortized cost (estimated fair value of $82,491 at December 31, 2008, and $105,829 at December 31, 2007)	79,303	104,025
MORTGAGE-BACKED SECURITIES:		
Available for sale - at estimated fair value	233,747	206,178
Held to maturity - at amortized cost (estimated fair value of $168,716 at December 31, 2008, and $174,550 at December 31, 2007)	168,332	174,594
FEDERAL HOME LOAN BANK OF BOSTON AND OTHER RESTRICTED STOCK - AT COST	8,456	7,510
LOANS - Net of allowance for loan losses of $8,796 at December 31, 2008 and $5,726 at December 31, 2007	472,135	414,902
PREMISES AND EQUIPMENT, Net	12,066	12,712
ACCRUED INTEREST RECEIVABLE	5,261	5,761
BANK-OWNED LIFE INSURANCE	36,100	32,398
DEFERRED TAX ASSET, Net	10,521	3,776
OTHER ASSETS	2,206	2,254
TOTAL ASSETS	$ 1,109,056	$ 1,039,784
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS :		
Noninterest-bearing	$ 50,860	$ 42,408
Interest-bearing	537,169	560,268
Total deposits	588,029	602,676
SHORT-TERM BORROWINGS	49,824	35,268
LONG-TERM DEBT	173,300	105,000
DUE TO BROKER	27,603	2,258
OTHER LIABILITIES	10,381	8,050
TOTAL LIABILITIES	849,137	753,252
COMMITMENTS AND CONTINGENCIES (NOTE 14)		
STOCKHOLDERS' EQUITY:		
Preferred stock - $.01 par value, 5,000,000 shares authorized, None outstanding at December 31, 2008 and December 31, 2007	-	-
Common stock - $.01 par value, 75,000,000 shares authorized, 31,307,881 shares issued and outstanding at December 31, 2008; 31,933,549 shares issued and outstanding at December 31, 2007	313	319
Additional paid-in capital	204,866	209,497
Unearned compensation - ESOP	(10,913)	(11,542)
Unearned compensation - Equity Incentive Plan	(4,337)	(5,493)
Retained earnings	78,898	92,702
Accumulated other comprehensive (loss) income	(8,908)	1,049
Total stockholders' equity	259,919	286,532
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,109,056	$ 1,039,784

See accompanying notes to consolidated financial statements.

WESTFIELD FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except share data)

	Years Ended December 31,		
	2008	2007	2006
INTEREST AND DIVIDEND INCOME:			
Debt securities, taxable	$ 24,362	$ 21,983	$ 14,396
Residential and commercial real estate loans	18,783	18,193	17,551
Commercial and industrial loans	8,032	8,301	7,475
Debt securities, tax-exempt	1,389	1,303	1,230
Equity securities	574	643	501
Consumer loans	322	361	410
Federal funds sold	591	2,700	770
Interest-bearing deposits and other short-term investments	3	100	102
Total interest and dividend income	54,056	53,584	42,435
INTEREST EXPENSE:			
Deposits	15,133	19,544	17,268
Short-term borrowings	880	728	627
Long-term debt	6,291	3,136	1,656
Total interest expense	22,304	23,408	19,551
Net interest and dividend income	31,752	30,176	22,884
PROVISION FOR LOAN LOSSES	3,453	400	390
Net interest and dividend income after provision for loan losses	28,299	29,776	22,494
NONINTEREST INCOME:			
Income from bank-owned life insurance	1,357	1,259	800
Service charges and fees	2,368	2,400	2,651
Gain (loss) on sales of premises and equipment, net	-	546	(378)
Gain on sales of securities, net	1,078	41	-
Other than temporary impairment of securities	(1,283)	-	-
Curtailment of defined benefit life insurance plan	-	315	-
Total noninterest income	3,520	4,561	3,073
NONINTEREST EXPENSE:			
Salaries and employees benefits	14,660	13,739	11,985
Occupancy	2,448	2,368	2,060
Professional fees	1,625	1,400	1,081
Data processing	1,717	1,447	1,446
Stationery, supplies and postage	484	498	510
Other	2,399	2,373	2,308
Total noninterest expense	23,333	21,825	19,390
INCOME BEFORE INCOME TAXES	8,486	12,512	6,177
INCOME TAXES	1,795	3,812	1,523
NET INCOME	$ 6,691	$ 8,700	$ 4,654
EARNINGS PER COMMON SHARE:			
Basic earnings per share	$ 0.23	$ 0.29	$ 0.15
Weighted average shares outstanding	29,302,296	29,896,686	30,656,584
Diluted earnings per share	$ 0.23	$ 0.29	$ 0.15
Weighted average diluted shares outstanding	29,710,063	30,397,691	31,199,823

See accompanying notes to consolidated financial statements.

WESTFIELD FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except share data)

	Common Stock		Additional	Unearned	Unearned Compensation -		Accumulated Other	
	Shares	Par Value	Paid-in Capital	Compensation - ESOP	Equity Incentive Plan	Retained Earnings	Comprehensive (Loss) Income	Total
BALANCE, DECEMBER 31, 2005	9,754,757	$ 98	$ 30,120	$ (5,127)	$ (861)	$ 92,789	$ (1,177)	$ 115,842
Comprehensive income:								
Net income	-	-	-	-	-	4,654	-	4,654
Net unrealized gains on securities available for sale arising during the year, net of tax effects	-	-	-	-	-	-	374	374
Comprehensive income								5,028
Net proceeds from sale of common stock		177	171,535	-	-	-	-	171,712
Common stock held by ESOP committed to be released (60,729 shares)	-	-	229	292	-	-	-	521
Adjustment to initially apply FASB Statement No. 158, net of tax	-	-	-	-	-	-	77	77
Share-based compensation - stock options	-	-	317	-	-	-	-	317
Share-based compensation - equity incentive plan	-	-	-	-	456	-	-	456
Excess tax benefits from equity incentive plan	-	-	260	-	-	-	-	260
Common stock repurchased	(65,000)	(1)	(1,582)	-	-	-	-	(1,583)
Issuance of common stock in connection with stock option exercises	39,155	-	857	-	-	(294)	-	563
Cash dividends declared ($0.32 per share)	-	-	-	-	-	(3,785)	-	(3,785)
BALANCE, DECEMBER 31, 2006	9,728,912	274	201,736	(4,835)	(405)	93,364	(726)	289,408
Comprehensive income:								
Net income	-	-	-	-	-	8,700	-	8,700
Net unrealized gains on securities available for sale arising during the period, net reclassification adjustment and tax effects	-	-	-	-	-	-	1,298	1,298
Change in pension gains or losses and transition assets, net of tax	-	-	-	-	-	-	477	477
Comprehensive income								10,475
Exchange of common stock pursuant to reorganization (9,728,912 shares exchanged at a 3.28138 ratio for 31,923,903 shares)	21,458,993	38	(358)	-	-	-	-	(320)
Capital contribution pursuant to dissolution of Mutual Holding Company	-	-	-	-	-	2,713	-	2,713
Common stock held by ESOP committed to be released (96,182 shares)	-	-	320	653	-	-	-	973
Share-based compensation - stock options	-	-	418	-	-	-	-	418
Share-based compensation - equity incentive plan	-	-	-	-	751	-	-	751
Establishment of equity incentive plan - restricted stock	-	-	5,839	-	(5,839)	-	-	-
Excess tax benefits from equity incentive plan	-	-	222	-	-	-	-	222
Purchase of ESOP Shares	736,000	7	7,353	(7,360)	-	-	-	-
Purchase of common stock in connection equity incentive plan	-	-	(6,075)	-	-	-	-	(6,075)
Issuance of common stock in connection with stock option exercises	9,644	-	42	-	-	-	-	42
Cash dividends declared ($0.40 per share)	-	-	-	-	-	(12,075)	-	(12,075)
BALANCE, DECEMBER 31, 2007	31,933,549	319	209,497	(11,542)	(5,493)	92,702	1,049	286,532
Comprehensive loss:								
Net income	-	-	-	-	-	6,691	-	6,691
Net unrealized gains on securities available for sale arising during the period, net reclassification adjustment and tax effects	-	-	-	-	-	-	(7,376)	(7,376)
Change in pension gains or losses and transition assets, net of tax	-	-	-	-	-	-	(2,581)	(2,581)
Comprehensive loss								(3,266)
Common stock held by ESOP committed to be released (93,947 shares)	-	-	291	629	-	-	-	920
Share-based compensation - stock options	-	-	770	-	-	-	-	770
Share-based compensation - equity incentive plan	-	-	-	-	1,156	-	-	1,156
Excess tax shortfalls from equity incentive plan	-	-	(11)	-	-	-	-	(11)
Common stock repurchased	(1,058,778)	(10)	(10,473)	-	-	-	-	(10,483)
Issuance of common stock in connection with stock option exercises	433,110	4	4,447	-	-	(2,550)	-	1,901
Excess tax benefits in connection with stock option exercises	-	-	345	-	-	-	-	345
Cash dividends declared ($0.60 per share)	-	-	-	-	-	(17,945)	-	(17,945)
BALANCE, DECEMBER 31, 2008	31,307,881	$ 313	$ 204,866	$ (10,913)	$ (4,337)	$ 78,898	$ (8,908)	$ 259,919

See the accompanying notes to consolidated financial statements.

WESTFIELD FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,		
	2008	2007	2006
OPERATING ACTIVITIES:			
Net Income	$ 6,691	$ 8,700	$ 4,654
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	3,453	400	390
Depreciation and amortization of premises and equipment	1,182	1,096	1,030
Net amortization of premiums and discounts on securities, mortgage-backed securities and mortgage loans	178	321	657
Share-based compensation expense	1,926	1,169	773
Amortization of ESOP expense	920	973	521
Excess tax shortfalls (benefits) from equity incentive plan	11	(222)	(260)
Excess tax benefits in connection with stock option exercises	(345)	-	-
Net gains on sales of securities	(1,078)	(41)	-
Other than temporary impairment of securities	1,283	-	-
(Gain) loss on sale of premises and equipment, net	-	(546)	378
Deferred income tax benefit	(1,098)	(184)	(256)
Income from bank-owned life insurance	(1,357)	(1,259)	(800)
Changes in assets and liabilities:			
Accrued interest receivable	526	(1,259)	(649)
Other assets	48	376	(436)
Other liabilities	(1,245)	1,236	530
Net cash provided by operating activities	11,095	10,760	6,532
INVESTING ACTIVITIES:			
Securities, held to maturity:			
Purchases	(2,290)	(41,738)	(17,097)
Proceeds from calls, maturities, and principal collections	27,010	15,000	13,000
Securities, available for sale:			
Purchases	(22,346)	(26,281)	(21,295)
Proceeds from sales	20,304	15,147	5,000
Proceeds from calls, maturities, and principal collections	14,992	15,023	3,000
Mortgage-backed securities, held to maturity:			
Purchases	(31,089)	(49,078)	(48,727)
Principal collections	34,917	39,560	37,368
Mortgage-backed securities, available for sale:			
Purchases	(141,929)	(111,304)	(51,720)
Proceeds from sales	88,891	272	-
Principal collections	41,888	33,634	26,307
Purchase of residential mortgages	(1,648)	(1,759)	(11,845)
Net other (increase) decrease in loans	(59,074)	(28,388)	5,080
Purchase of Federal Home Loan Bank of Boston stock	(946)	(3,481)	(9)
Proceeds from redemption of Federal Home Loan Bank of Boston stock	-	217	-
Purchases of premises and equipment	(536)	(1,935)	(2,618)
Proceeds from sale of premises and equipment	-	920	10
Purchase of bank-owned life insurance	(2,345)	(10,520)	-
Net cash used in investing activities	(34,201)	(154,711)	(63,546)
FINANCING ACTIVITIES:			
Net (decrease) increase in deposits	(14,647)	(24,790)	4,421
Net change in short-term borrowings	14,556	7,349	13,478
Repayment of long-term debt	(20,000)	(20,000)	(10,000)
Proceeds from long-term debt	88,300	80,000	10,000
Cash dividends paid	(17,945)	(12,075)	(3,785)
Net proceeds from sale of common stock	-	-	171,712
Exchange of common stock pursuant to reorganization	-	(320)	-
Capital contribution pursuant to dissolution of MHC	-	2,713	-
Common stock repurchased	(10,483)	-	(1,583)
Issuance of common stock in connection with stock option exercises	1,901	42	563
Excess tax (shortfalls) benefits in connection with equity incentive plan	(11)	222	260
Excess tax benefits in connection with stock option exercises	345	-	-
Purchase of common stock in connection with equity incentive plan	-	(6,075)	-
Net cash provided by financing activities	42,016	27,066	185,066
NET CHANGE IN CASH AND CASH EQUIVALENTS:	18,910	(116,885)	128,052
Beginning of period	37,623	154,508	26,456
End of period	$ 56,533	$ 37,623	$ 154,508
Supplemental cash flow information:			
Net cash due to broker for purchase of mortgage-backed securities, available for sale	$ (27,603)	$ -	$ -

See the accompanying notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation - Westfield Financial, Inc. (the "Company" or "Westfield Financial") was organized as a Massachusetts-chartered stock holding company in November 2001 in connection with the reorganization of Westfield Mutual Holding Company, a federally-chartered mutual holding company. As part of the reorganization, Westfield Financial offered for sale 47% of its common stock. The remaining 53% of Westfield Financial's shares were issued to Westfield Mutual Holding Company. The reorganization and related stock offering were completed on December 27, 2001.

On January 3, 2007, Westfield Financial completed its stock offering in connection with the second step conversion of Westfield Mutual Holding Company. As part of the conversion, New Westfield Financial, Inc. succeeded Westfield Financial as the stock holding company of Westfield Bank, and Westfield Mutual Holding Company was dissolved. In the stock offering, a total of 18,400,000 shares representing Westfield Mutual Holding Company's ownership interest in Westfield Financial were sold by New Westfield Financial in a subscription offering, community offering and syndicated offering. In addition, each outstanding share of Westfield Financial as of January 3, 2007 was exchanged for 3.28138 new shares of New Westfield Financial common stock. New Westfield Financial, Inc. changed its name to Westfield Financial, Inc. effective January 3, 2007.

The conversion was accounted for as a reorganization in corporate form with no change in the historical basis of Westfield Financial's assets, liabilities, and equity. All references to the number of shares outstanding, including references for purposes of calculating per share amounts, are restated to give retroactive recognition to the exchange ratio applied in the conversion.

Westfield Bank is a federally-chartered stock savings bank subsidiary of Westfield Financial. Westfield Bank's deposits are insured to the limits specified by the Federal Deposit Insurance Corporation ("FDIC"). Westfield Bank operates eleven branches in Western Massachusetts. Westfield Bank's primary source of revenue is earnings on loans to small and middle-market businesses and to residential property homeowners.

Elm Street Securities Corporation and WFD Securities Corporation, Massachusetts-chartered security corporations, were formed by Westfield Financial for the primary purpose of holding qualified investment securities.

Principles of Consolidation - The consolidated financial statements include the accounts of Westfield Financial, Westfield Bank, Elm Street Securities Corporation and WFD Securities Corporation. All material intercompany balances and transactions have been eliminated in consolidation.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses for each. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and other than temporary impairment of investment securities, and the valuation of deferred tax assets.

Cash and Cash Equivalents - Westfield Financial defines cash on hand, cash due from banks, federal funds sold and interest-bearing deposits having an original maturity of 90 days or less as cash and cash equivalents. Cash and due from banks at December 31, 2008 and 2007 includes partially restricted cash of $386,000, and $351,000 respectively, for Federal Reserve Bank of Boston cash reserve requirements.

Securities and Mortgage-Backed Securities – Debt securities, including mortgage-backed securities, which management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at amortized cost. Securities, including mortgage-backed securities, which have been identified as assets for which there is not a positive intent to hold to maturity are classified as available for sale and are carried at fair value with unrealized gains and losses, net of income taxes, reported as a separate component of comprehensive income. Westfield Financial does not acquire securities and mortgage-backed securities for purposes of engaging in trading activities.

Realized gains and losses on sales of securities and mortgage-backed securities are computed using the specific identification method and are included in noninterest income. The amortization of premiums and accretion of discounts is determined by using the level yield method to the maturity date.

Other than Temporary Impairment of Securities - On a quarterly basis, Westfield Financial reviews investment securities with unrealized depreciation on a judgmental basis to assess whether the decline in fair value is temporary or other than temporary. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Westfield Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal Home Loan Bank Stock - Westfield Bank, as a member of the Federal Home Loan Bank ("FHLB") system, is required to maintain an investment in capital stock of the FHLB. Based on the redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on the stock. Westfield Bank reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock. As of December 31, 2008, no impairment has been recognized.

Loans - Loans are recorded at the principal amount outstanding, adjusted for charge-offs, unearned premiums and deferred loan fees and costs. Interest on loans is calculated using the effective yield method on daily balances of the principal amount outstanding and is credited to income on the accrual basis to the extent it is deemed collectible. Westfield Financial's general policy is to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more based on the contractual terms of the loan, or earlier if the loan is considered impaired. Any unpaid amounts previously accrued on these loans are reversed from income. Subsequent cash receipts are applied to the outstanding principal balance or to interest income if, in the judgment of management, collection of the principal balance is not in question. Loans are returned to accrual status when they become current as to both principal and interest and when subsequent performance reduces the concern as to the collectability of principal and interest. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income over the estimated average lives of the related loans.

Allowance for Loan Losses - The allowance for loan losses is established through provisions for loan losses charged to expense. Loans are charged off against the allowance when management believes that the collectability of the principal is unlikely. Recoveries of amounts previously charged-off are credited to the allowance.

Westfield Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio based on ongoing quarterly assessments of the estimated losses. Westfield Bank's methodology for assessing the appropriateness of the allowance consists of two key components, which are a specific allowance for impaired loans and a formula allowance for the remainder of the portfolio. The appropriateness of the formula allowance is reviewed by management based upon its evaluation of then-existing economic and business conditions affecting the key lending areas of the Westfield Financial and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectability of the loan portfolio. Although management believes it has established and maintained the allowance for loan losses at appropriate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment.

The specific allowance incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans. A loan is recognized as impaired when it is probable that principal and/or interest are not collectible in accordance with the loan's contractual terms. A loan is not deemed to be impaired if there is a short delay in receipt of payment or if, during a longer period of delay, Westfield Financial expects to collect all amounts due including interest accrued at the contractual rate during the period of delay. Measurement of impairment can be based on present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. If the fair value of the impaired loan is less than the related recorded amount, a specific valuation allowance is established within the allowance for loan losses or a writedown is charged against the allowance for loan losses if the impairment is considered to be permanent. Measurement of impairment does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment such as Westfield Financial's portfolios of consumer and residential real estate loans.

In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews the loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. The Office of Thrift Supervision may require adjustment to the allowance for loan losses based on their judgments of information available to them at the time of their examination, thereby adversely affecting results of operations.

Management believes that the allowance for loan losses accurately reflects estimated credit losses for specifically identified loans, as well as probable credit losses inherent in the remainder of the portfolio as of the end of the years presented.

Bank-Owned Life Insurance – Bank-owned life insurance policies are reflected on the consolidated balance sheet at cash surrender value. Changes in the net cash surrender value of the policies, as well as insurance proceeds received, are reflected in non-interest income on the consolidated statements of income and are not subject to income taxes.

Transfers and Servicing of Financial Assets – Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Westfield Financial, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Westfield Financial does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment – Land is carried at cost. Buildings and equipment are stated at cost, less accumulated depreciation and amortization, computed on the straight-line method over the estimated useful lives of the assets, or the expected lease term, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. The estimated useful lives of the assets are as follows:

	Years
Buildings	39
Leasehold Improvements	5-20
Furniture and Equipment	3-7

The cost of maintenance and repairs is charged to expense when incurred. Major expenditures for betterments are capitalized and depreciated.

Other Real Estate Owned - Other real estate owned represents property acquired through foreclosure or deeded to Westfield Financial in lieu of foreclosure. Other real estate owned is recorded at the lower of the carrying value of the related loan, or the estimated fair value of the real estate acquired, net of estimated selling costs. Initial write-downs are charged to the allowance for loan losses at the time the loan is transferred to other real estate owned. Subsequent valuations are periodically performed by management and the carrying value is adjusted by a charge to expense to reflect any subsequent declines in the estimated fair value. Operating costs associated with other real estate owned are expensed as incurred. There was no other real estate owned at December 31, 2008 and 2007, respectively.

Retirement Plans and Employee Benefits - Westfield Financial provides a defined benefit pension plan for eligible employees through membership in the Savings Banks Employees Retirement Association ("SBERA"). Westfield Financial's policy is to fund pension costs as accrued. Employees are also eligible to participate in a 401(k) plan through the Principal Financial Group. Westfield Financial makes matching contributions to this plan at 50% of up to 6% of the employees' eligible compensation.

Westfield Financial currently offers postretirement life insurance benefits to retired employees. Such postretirement benefits represent a form of deferred compensation which requires that the cost and obligations of such benefits are recognized in the period in which services are rendered.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans" ("SFAS 158"), which requires employers to (a) recognize in its statement of financial position the funded status of a benefit plan, (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, (c) recognize, through other comprehensive income, net of tax, changes in the funded status of the benefit plan that are not recognized as net periodic benefit costs, and (d) disclose additional information about certain effects on net periodic benefit cost for the next fiscal year that relate to the delayed recognition of certain benefit cost elements. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end is effective for the year ended December 31, 2008.

Share-Based Compensation Plans – Westfield Financial measures and recognizes compensation cost relating to share-based payment transactions based on the grant-date fair value of the equity instruments issued. Share-based compensation is recognized over the period the employee is required to provide services for the award. Westfield Financial uses a binomial option-pricing model to determine the fair value of the stock options granted.

Employee Stock Ownership Plan – Compensation expense for the Employee Stock Ownership Plan ("ESOP") is recorded at an amount equal to the shares allocated by the ESOP multiplied by the average fair market value of the shares during the period. Westfield Financial recognizes compensation expense ratably over the year based upon its estimate of the number of shares expected to be allocated by the ESOP. Unearned compensation applicable to the ESOP is reflected as a reduction of stockholders' equity in the consolidated balance sheet. The difference between the average fair market value and the cost of the shares allocated by the ESOP is recorded as an adjustment to additional paid-in capital.

Income Taxes - Westfield Financial uses the asset and liability method for income tax accounting, whereby, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance related to deferred tax assets is established when, in the judgment of management, it is more likely than not that all or a portion of such deferred tax assets will not be realized.

Earnings per Share – Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Westfield Financial relate solely to outstanding stock awards and options and are determined using the treasury stock method. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations.

Earnings per common share for the years ended December 31, have been computed based on the following:

	Years Ended December 31,		
	2008	2007	2006
	(In thousands, except per share data)		
Net income applicable to common stock	$ 6,691	$ 8,700	$ 4,654
Average number of common shares issued	31,509	31,927	31,884
Less: Average unallocated ESOP Shares	(1,610)	(1,701)	(1,043)
Less: Average nonvested equity incentive plan shares	(597)	(329)	(184)
Average number of common shares outstanding used to caculate basic earnings per common share	29,302	29,897	30,657
Effect of dilutive unvested restricted stock awards	56	51	127
Effect of dilutive stock options	352	450	416
Average number of common shares outstanding used to caculate diluted earnings per common share	29,710	30,398	31,200
Basic earnings per share	$ 0.23	$ 0.29	$ 0.15
Diluted earnings per share	$ 0.23	$ 0.29	$ 0.15

Stock options and awards that would have an anti-dilutive effect on diluted earnings per share are excluded from the calculation. At December 31, 2008 and 2007, 1,501,857 shares were anti-dilutive. No shares were anti-dilutive at December 31, 2006.

Reclassifications – Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Comprehensive Income/Loss

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects are as follows:

	Years Ended December 31,		
	2008	2007	2006
	(In thousands)		
Unrealized holding (losses) gains on available for sale securities	$ (11,899)	$ 2,096	$ 578
Reclassification adjustment for losses (gains) realized in income	205	(41)	-
Net unrealized (losses) gains on available for sale securities	(11,694)	2,055	578
Tax effect	4,318	(757)	(204)
Net-of-tax amount	(7,376)	1,298	374
Gains and losses arising during the period pertaining to defined benefit plans	(3,897)	734	25
Reclassification adjustment for transition asset recognized in net periodic benefit cost pertaing to defined benefit plans	(13)	(11)	92
Net adjustments pertaining to defined benefit plans	(3,910)	723	117
Tax effect	1,329	(246)	(40)
Net-of-tax amount	(2,581)	477	77
Net other comprehensive (loss) income	$ (9,957)	$ 1,775	$ 451

The components of accumulated other comprehensive income (loss), included in stockholders' equity are as follows:

	December 31,			
	2008		2007	
	(In thousands)			
Net unrealized (loss) gain on securities available for sale	$	(10,913)	$	781
Tax effect		4,032		(286)
Net-of-tax amount		(6,881)		495
Unrecognized transition asset pertaining to defined benefit plan		68		81
Unrecognized deferred (loss) gain pertaining to defined benefit plan		(3,138)		759
		(3,070)		840
Tax effect		1,043		(286)
Net-of-tax amount		(2,027)		554
Net accumulated other comprehensive (loss) income	$	(8,908)	$	1,049

An actuarial loss of $136,000 is included in accumulated other comprehensive income at December 31, 2008, and is expected to be recognized as a component of net periodic pension cost for the year ending December 31, 2009. A transition asset of $11,000 is included in accumulated other comprehensive income at December 31, 2008, and is expected to be recognized as a component of net periodic pension cost for the year ending December 31, 2009.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. Emphasis is placed on fair value being a market-based measurement, not an entity-specific measurement, and therefore a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering these market participant assumptions, a fair value hierarchy has been established to distinguish between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances *(unobservable inputs).* In February 2008, the FASB issued a Staff Position which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. Westfield Financial adopted this statement, except for items covered by the Staff Position, as of January 1, 2008 and the adoption did not have a material impact on the consolidated financial statements (see Note 16).

In October 2008, the FASB issued FASB Staff Position No. 157-3, Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective immediately upon issuance, and includes prior periods for which financial statements have not been issued. This Statement did not have a material impact on the consolidated financial statements at December 31, 2008.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This Statement permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may generally be applied instrument by instrument and is irrevocable. This Statement was adopted by Westfield Financial on January 1, 2008 and did not have a material impact on the consolidated financial statements.

In June 2007, the FASB ratified EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards," which requires an entity to recognize, as an increase to additional paid-in capital, the income taxes benefits related to dividends that are charged to retained earnings for unvested equity shares or options. This EITF was adopted on January 1, 2008 and did not have a material impact on the consolidated financial statements of Westfield Financial.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("Statement No. 141(R)"). Statement No. 141(R) establishes principles and requirements for how the acquirer in a business combination recognizes and measures identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree. Statement No. 141(R) further addresses how goodwill acquired or a gain from a bargain purchase is to be recognized and measured and determines what disclosures are needed to enable users of the financial statements to evaluate the effects of the business combination. Statement No. 141(R) is effective prospectively for business combinations for which the acquisition date is on or after December 15, 2008. Earlier application is not permitted.

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No.51 ("ARB No. 51"). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective on January 1, 2009 and did not have a material impact on the consolidated financial statements of Westfield Financial.

In March of 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133." This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective on January 1, 2009 and did not have a material impact on the consolidated financial statements of Westfield Financial.

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"). FSP 132(R)-1 amends FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This staff position requires disclosure of information about how investment allocation decisions are made, the fair value of each major category of plan assets and the inputs and valuation techniques used to develop fair value measurements. Also, an employer shall provide users of financial statements with an understanding of significant concentrations of risk in plan assets. In addition, it requires a nonpublic entity that sponsors one or more defined benefit pension or postretirement plans to disclose the net periodic benefit cost recognized for each annual period for which an annual statement of income is presented. The disclosures about plan assets are required for fiscal years ending after December 15, 2009 and are not expected to have a material impact on the consolidated financial statements of Westfield Financial. The requirement to disclose the net periodic benefit cost is effective as of December 31, 2008. This disclosure has been provided in these consolidated financial statements and did not have a material impact on the consolidated financial statements as of December 31, 2008. Upon initial adoption of FSP 132(R)-1, disclosures are not required for earlier periods that are presented for comparative purposes.

In January 2009, the FASB issued FASB Staff Position No. EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No.99-20" ("FSP 99-20-1"). FSP 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets," to achieve more consistent determination of whether an other than temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other than temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and other related guidance. FSP 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008. This Statement did not have a material impact on the consolidated financial statements of Westfield Financial at December 31, 2008.

2. SECURITIES

Securities are summarized as follows:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Held to maturity:				
Government-sponsored enterprises	$ 44,906	$ 2,900	$ -	$ 47,806
Municipal bonds	34,397	467	179	34,685
Total held to maturity	79,303	3,367	179	82,491
Available for sale:				
Government-sponsored enterprises	16,018	281	-	16,299
Municipal bonds	1,957	27	14	1,970
Equity securities	6,301	-	174	6,127
Total available for sale	24,276	308	188	24,396
Total securities	$ 103,579	$ 3,675	$ 367	$ 106,887

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Held to maturity:				
Government-sponsored enterprises	$ 71,884	$ 1,444	$ 20	$ 73,308
Municipal bonds	32,141	442	62	32,521
Total held to maturity	104,025	1,886	82	105,829
Available for sale:				
Government-sponsored enterprises	30,022	308	-	30,330
Municipal bonds	852	29	-	881
Equity securities	7,364	-	524	6,840
Total available for sale	38,238	337	524	38,051
Total securities	$ 142,263	$ 2,223	$ 606	$ 143,880

Information pertaining to securities with gross unrealized losses at December 31, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	December 31, 2008			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Held to maturity:				
Municipal bonds	$ 155	$ 6,677	$ 24	$ 1,585
Total held to maturity	155	6,677	24	1,585
Available for sale:				
Municipal bonds	14	1,093	-	-
Equity securities	-	-	174	3,842
Total available for sale	14	1,093	174	3,842
Total	$ 169	$ 7,770	$ 198	$ 5,427

	December 31, 2007			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Held to maturity:				
Government-sponsored enterprises	$ -	$ -	$ 20	$ 7,992
Municipal bonds	27	3,131	35	2,777
Total held to maturity	27	3,131	55	10,769
Available for sale:				
Equity securities	-	-	524	5,477
Total available for sale	-	-	524	5,477
Total	$ 27	$ 3,131	$ 579	$ 16,246

At December 31, 2008, eleven debt securities have gross unrealized losses with aggregate depreciation of 2.1% from Westfield Financial's amortized cost basis which have existed for less than twelve months. Because these losses relate to highly rated municipal obligations, are the result of fluctuations in interest rates, and management has the intent and ability to hold these securities for the foreseeable future, no declines are deemed to be other than temporary.

At December 31, 2008, three debt securities have gross unrealized losses with aggregate depreciation of 1.5% from Westfield Financial's amortized cost basis which have existed for greater than twelve months. Because these losses relate to highly rated municipal obligations, are the result of fluctuations in interest rates, and management has the intent and ability to hold these securities for the foreseeable future, no declines are deemed to be other than temporary at December 31, 2008.

At December 31, 2008, two equity securities have gross unrealized losses with aggregate depreciation of 3.6% from Westfield Financial's cost basis which have existed for greater than twelve months and are principally related to fluctuations in interest rates. These losses relate to mutual funds which invest primarily in short-term debt instruments and adjustable rate mortgage-backed securities. Because these losses are the result of fluctuations in interest rates, and management has the intent and ability to hold these securities for the foreseeable future, no declines are deemed to be other than temporary at December 31, 2008.

At December 31, 2008, one preferred equity security had a gross unrealized loss with aggregate depreciation of 80.0% from Westfield Financial's cost basis which existed for greater than twelve months. In 2008, Westfield Financial recorded write-downs on preferred stock issued by Freddie Mac of $961,000. Freddie Mac was placed into conservatorship by the United States Treasury in September 2008. Westfield Financial's book value remaining on preferred stock issued by Freddie Mac was $39,000 at December 31, 2008.

The amortized cost and fair value of debt securities at December 31, 2008, by maturity, are shown below. Actual maturities may differ from contractual maturities because certain issues have the right to call or repay obligations.

	December 31, 2008	
	Amortized Cost	Estimated Fair Value
	(In thousands)	
Held to maturity:		
Due in one year or less	$ -	$ -
Due after one year through five years	20,930	21,332
Due after five years through ten years	44,114	46,983
Due after ten years	14,259	14,176
Total held to maturity	$ 79,303	$ 82,491
Available for sale:		
Due in one year or less	$ -	$ -
Due after one year through five years	5,018	5,161
Due after five years through ten years	850	877
Due after ten years	12,107	12,231
Total available for sale	$ 17,975	$ 18,269

Proceeds from the sale of securities available for sale amounted to $ 20.3 million, $15.1 million and $5.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Gross realized gains of $293,000, $51,000 and $0, and gross realized losses of $11,000, $13,000, and $0 were recorded on securities during the years ended December 31, 2008, 2007, and 2006, respectively. Westfield Financial recorded gross losses of $1.3 million due to other than temporary impairment in value of securities during the year ended December 31, 2008. There were no impairment losses recognized during the years ended December 31, 2007 and 2006.

At December 31, 2008 and 2007, one security with a carrying value of $4.9 million was pledged as collateral to the Federal Reserve Bank of Boston to secure public deposits.

3. MORTGAGE-BACKED SECURITIES

Mortgage-backed securities are summarized as follows:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Held to maturity:				
Fannie Mae	$ 89,910	$ 1,207	$ 341	$ 90,776
Freddie Mac	64,067	1,264	225	65,106
Ginnie Mae	7,892	1	340	7,553
Collateralized mortgage obligations	6,463	-	1,182	5,281
Total held to maturity	168,332	2,472	2,088	168,716
Available for sale:				
Fannie Mae	105,397	476	569	105,304
Freddie Mac	56,529	642	199	56,972
Ginnie Mae	40,401	181	158	40,424
Collateralized mortgage obligations	42,453	-	11,406	31,047
Total available for sale	244,780	1,299	12,332	233,747
Total mortgage-backed securities	$ 413,112	$ 3,771	$ 14,420	$ 402,463

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Held to maturity:				
Fannie Mae	$ 102,354	$ 669	$ 753	$ 102,270
Freddie Mac	55,251	341	259	55,333
Ginnie Mae	10,208	18	30	10,196
Collateralized mortgage obligations	6,781	35	65	6,751
Total held to maturity	174,594	1,063	1,107	174,550
Available for sale:				
Fannie Mae	74,062	669	73	74,658
Freddie Mac	86,411	917	126	87,202
Ginnie Mae	5,674	29	16	5,687
Collateralized mortgage obligations	39,063	75	507	38,631
Total available for sale	205,210	1,690	722	206,178
Total mortgage-backed securities	$ 379,804	$ 2,753	$ 1,829	$ 380,728

Proceeds from the sale of mortgage-backed securities available for sale amounted to $88.9 million, $272,000 and $0 at December 31, 2008, 2007 and 2006, respectively.

Gross realized gains of $953,000, $3,000 and $0 and gross realized losses of $157,000, $0, and $0 were recorded on sales of mortgage-backed securities during the years ended December 31, 2008, 2007, and 2006, respectively.

Information pertaining to securities with gross unrealized losses at December 31, 2008 and 2007 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	December 31, 2008			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Held to maturity:				
Fannie Mae	$ 216	$ 14,402	$ 125	$ 8,662
Freddie Mac	141	13,742	84	2,667
Ginnie Mae	266	5,482	74	1,867
Collateralized mortgage obligations	1,182	5,282	-	-
Total held to maturity	1,805	38,908	283	13,196
Available for sale:				
Fannie Mae	479	42,746	90	11,416
Freddie Mac	147	9,802	52	10,794
Ginnie Mae	147	3,842	11	251
Collateralized mortgage obligations	6,953	28,423	4,453	2,624
Total available for sale	7,726	84,813	4,606	25,085
Total	$ 9,531	$ 123,721	$ 4,889	$ 38,281

	December 31, 2007			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Held to maturity:				
Fannie Mae	$ 2	$ 484	$ 751	$ 43,522
Freddie Mac	27	3,612	232	10,717
Ginnie Mae	5	2,376	25	3,115
Collateralized mortgage obligations	65	4,458	-	-
Total held to maturity	99	10,930	1,008	57,354
Available for sale:				
Fannie Mae	2	2,294	71	13,070
Freddie Mac	67	8,624	59	6,803
Ginnie Mae	1	236	15	2,585
Collateralized mortgage obligations	471	23,104	36	2,596
Total available for sale	541	34,258	181	25,054
Total	$ 640	$ 45,188	$ 1,189	$ 82,408

At December 31, 2008, eighty-eight mortgage-backed securities have gross unrealized losses with aggregate depreciation of 7.2% from Westfield Financial's amortized cost basis which have existed for less than twelve months. At December 31, 2008, thirty-two mortgage-backed securities have gross unrealized losses of 1.2% from Westfield Financial's amortized cost basis which existed for greater than twelve months. Because these losses relate to mortgage-backed securities, which were primarily issued by government-sponsored enterprises, are the result of an illiquid market, and management has the intent and ability to hold these securities for the foreseeable future, no declines are deemed to be other than temporary at December 31, 2008.

At December 31, 2008 two mortgage-backed securities had gross unrealized losses of 62.9% from Westfield Financial's amortized cost basis of temporarily impaired debt securities which existed for greater than twelve months. The securities are privately issued collateralized mortgage obligations. Management determined that an orderly and active market for these securities did not exist based on a significant reduction in trading volume and widening spreads during the third quarter of 2008. Westfield Financial's internal model estimates expected future cash flows discounted using a rate management believes is representative of current market conditions. Factors in determining the discount rate include the current level of deferrals and/or defaults, changes in credit rating and the financial condition of the debtors within the underlying securities, broker quotes for securities with similar structure and credit risk, interest rate movements and pricing of new issuances. Based upon the above analysis, management believes it is probable that all principal and interest will be collected in accordance with the contractual terms of the securities. Westfield Financial has the intent and ability to hold the securities. No declines are deemed to be other than temporary at December 31, 2008.

4. LOANS

Loans consisted of the following amounts:

	December 31, 2008	December 31, 2007
	(In thousands)	
Commercial real estate	$ 223,857	$ 189,964
Residential real estate	62,810	72,170
Home equity	35,562	35,940
Commercial and industrial	153,861	116,514
Consumer	4,248	5,479
Total loans	480,338	420,067
Unearned premiums and deferred loan fees and costs, net	593	561
Allowance for loan losses	(8,796)	(5,726)
	$ 472,135	$ 414,902

The following tables summarize information regarding impaired loans:

	Years Ended December 31, 2008	Years Ended December 31, 2007
	(In thousands)	
Impaired loans without a valuation allowance	$ 753	$ 196
Impaired loans with a valuation allowance	7,095	-
Total impaired loans	$ 7,848	$ 196
Valuation allowance related to impaired loans	$ 2,286	$ -
Impaired loans in nonaccrual status	$ 7,848	$ 196

	Years Ended December 31, 2008	2007	2006
		(In thousands)	
Average recorded investment in impaired loans	$ 2,134	$ 119	$ 490
Income recorded on a cash basis during the period for impaired loans	-	28	300

No additional funds are committed to be advanced in connection with impaired loans.

There were no restructured loans during the years ended December 31, 2008, 2007 and 2006.

Nonaccrual loans at December 31, 2008, 2007 and 2006 and related interest income are summarized as follows:

	At of For the Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
Nonaccrual loans	$ 8,805	$ 1,202	$ 1,028
Interest income that would have been recorded under the original contract terms	200	65	67

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid balances of these loans totaled $8.4 million and $10.5 million at December 31, 2008 and 2007, respectively. Net service fee income of $15,000, $17,000, and $22,000 was recorded for the years ended December 31, 2008, 2007, and 2006, respectively, and is included in service charges and fees on the consolidated statements of income.

An analysis of changes in the allowance for loan losses is as follows:

	Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
Balance, beginning of year	$ 5,726	$ 5,437	$ 5,422
Provision	3,453	400	390
Charge-offs	(449)	(317)	(584)
Recoveries	66	206	209
Balance, end of year	$ 8,796	$ 5,726	$ 5,437

5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	Years Ended December 31, 2008	Years Ended December 31, 2007
	(In thousands)	
Land	$ 1,826	$ 1,826
Buildings	11,769	11,751
Leasehold improvements	1,435	1,435
Furniture and equipment	7,629	7,173
Construction in process	90	28
Total	22,749	22,213
Accumulated depreciation and amortization	(10,683)	(9,501)
Premises and equipment, net	$ 12,066	$ 12,712

Depreciation and amortization expense for the years ended December 31, 2008, 2007, and 2006 amounted to $1.2 million, $1.1 million, and $1.0 million, respectively.

6. DEPOSITS

Deposit accounts by type and weighted average rates are summarized as follows:

	At December 31, 2008		2007	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Demand and NOW:				
NOW accounts	$ 83,788	1.17 %	$ 85,316	1.62 %
Demand deposits	50,860	-	42,408	-
Savings:				
Regular accounts	68,085	1.05	47,072	1.24
Money market accounts	57,655	0.94	74,601	1.24
Time certificates of deposit	327,641	3.43	353,279	4.44
Total deposits	$ 588,029	2.29 %	$ 602,676	3.08 %

Time deposits of $100,000 or more totaled $86.7 million and $90.8 million at December 31, 2008 and 2007, respectively. Interest expense on such deposits totaled $3.3 million, $4.4 million and $3.6 million for the years ended December 31, 2008, 2007, and 2006 respectively.

Cash paid for interest on deposits and borrowings was:

	Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
Deposits	$ 15,141	$ 19,429	$ 17,249
Short-term borrowings	928	720	581
Long-term debt	6,075	2,892	1,642
	$ 22,144	$ 23,041	$ 19,472

At December 31, 2008, the scheduled maturities of time certificates of deposit (in thousands) are as follows:

2009	$ 245,939
2010	51,244
2011	27,383
2012	2,637
2013	438
	$ 327,641

Interest expense on deposits for the years ended December 31, 2008, 2007, and 2006 is summarized as follows:

	Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
Savings	$ 748	$ 329	$ 226
Money market	763	1,301	1,684
Time	12,417	16,574	14,450
Other interest bearing	1,205	1,340	908
	$ 15,133	$ 19,544	$ 17,268

7. SHORT-TERM BORROWINGS

Federal Home Loan Bank Advances – Federal Home Loan Bank advances with an original maturity of less than one year, amounted to $25.0 million and $18.0 million at December 31, 2008 and 2007, respectively, at a weighted average rate of 0.53% and 4.68%, respectively.

Westfield Financial has an "Ideal Way" line of credit with the Federal Home Loan Bank of Boston for $9,541,000 for the years ended December 31, 2008 and 2007. Interest on this line of credit is payable at a rate determined and reset by the Federal Home Loan Bank on a daily basis. The outstanding principal shall be due daily but the portion not repaid will be automatically renewed. At December 31, 2008 and 2007, there was $3.5 million and $444,000, respectively, outstanding under this line. The weighted average interest rate on outstanding principal balance was 0.46% and 4.20% at December 31, 2008 and 2007, respectively.

Federal Home Loan Bank advances are collateralized by a blanket lien on Westfield Financial's residential real estate loans and certain mortgage-back securities.

Customer Repurchase Agreements – The following table summarizes information regarding repurchase agreements:

	Years Ended December 31, 2008	Years Ended December 31, 2007
	(Dollars in thousands)	
Balance outstanding, end of year	$ 21,274	$ 16,824
Maximum amount outstanding at any month end during year	21,693	23,619
Average amount outstanding during year	18,079	19,967
Weighted average interest rate, end of year	1.40%	2.65%
Amortized cost of collateral pledged, end of year	35,317	44,477
Fair value of collateral pledged, end of year	37,338	45,299

Westfield Financial's repurchase agreements are collateralized by government-sponsored enterprises and certain mortgage-backed securities. The weighted average interest rate on the pledged collateral was 4.97% at December 31, 2008.

8. LONG-TERM DEBT

Federal Home Loan Bank Advances – The following fixed rate advances are collateralized by a blanket lien on Westfield Financial's residential real estate loans and certain mortgage-backed securities.

Year of Maturity	Amount December 31, 2008	Amount December 31, 2007	Weighted Average Rate December 31, 2008	Weighted Average Rate December 31, 2007
	(Dollars in thousands)			
2008	$ -	$ 20,000	- %	4.7 %
2009	45,000	30,000	4.2	4.8
2010	40,000	30,000	4.3	4.5
2011	5,000	-	3.5	-
2012	20,000	20,000	4.6	4.6
2014	5,000	5,000	5.0	5.0
Total advances	$ 115,000	$ 105,000	4.3 %	4.7 %

At December 31, 2008, Westfield Financial had $20.0 million in callable Federal Home Loan Bank of Boston advances callable in March 2009.

Securities Sold Under Agreements to Repurchase – The following securities sold under agreements to repurchase mature on a daily basis and are secured by government sponsored enterprise securities with a carrying value of $67.6 million.

Year of Maturity	Amount Due	Weighted Average Rate
	(Dollars in thousands)	
2013	$ 9,800	2.4 %
2018	48,500	2.7
Total advances	$ 58,300	2.6 %

Westfield Financial had no securities sold under agreements to repurchase at December 31, 2007.

At December 31, 2008, Westfield Financial had $58.3 million in callable securities sold under agreements to repurchase. At December 31, 2008, the years in which securities sold under agreements to repurchase are callable are as follows:

	(In thousands)
2009	$ 10,000
2010	28,800
2011	9,500
2012	10,000
	$ 58,300

9. STOCK PLANS AND EMPLOYEE STOCK OWNERSHIP PLAN

Stock Options - Under Westfield Financial's 2002 Stock Option Plan and 2007 Stock Option Plan, Westfield Financial may grant options to its directors, officers, and employees of up to 1,631,682 shares and 1,560,101 shares, respectively, of common stock. Both incentive stock options and non-statutory stock options may be granted under the plan. The exercise price of each option equals the market price of Westfield Financial's stock on the date of grant with a maximum term of ten years. All options currently outstanding vest at 20% per year.

The fair value of each option grant is estimated on the date of grant using the binomial option pricing model with the following weighted average assumptions:

	Year Ended December 31, 2007
Options granted under the 2002 Stock Option Plan:	
Expected dividend yield low	1.98 %
Expected dividend yield high	3.00 %
Expected life	10 years
Expected volitility	16.39 %
Risk-free interest rate	4.83 %
Options granted under the 2007 Stock Option Plan:	
Expected dividend yield low	1.99 %
Expected dividend yield high	3.00 %
Expected life	10 years
Expected volitility	20.39 %
Risk-free interest rate	4.53 %

No stock options were granted in 2008 or 2006.

A summary of the status of Westfield Financial's stock options at December 31, 2008 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)	(In thousands)
Outstanding at December 31, 2007	2,709,333	$ 7.54		
Exercised	(433,110)	4.39		
Outstanding at December 31, 2008	2,276,223	8.15	6.9	$ 4,950
Exercisable at December 31, 2008	1,073,097	$ 6.02	5.0	$ 4,617

The weighted average fair value of the options granted in 2007 was $2.67 per share. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 was $2.4 million, $57,000, and $526,000, respectively. Cash received for options exercised during the years ended December 31, 2008, 2007, and 2006 was $1.9 million, $42,000, and $563,000, respectively.

For the years ended December 31, 2008, 2007, and 2006, share-based compensation expense applicable to stock options was $770,000, $418,000, and $317,000, respectively, and a related tax benefit of $185,000, $101,000, and $69,000, respectively.

At December 31, 2008, total unrecognized share-based compensation cost related to unvested stock options was $3.1 million. This amount is expected to be recognized over a weighted average period of 3.8 years.

Restricted Stock Awards – During 2002 and 2007, Westfield Financial adopted equity incentive plans under which 652,664 and 624,041 shares, respectively, were reserved for issuance as restricted stock awards to directors and employees. Shares issued upon vesting may be either authorized but unissued shares or reacquired shares held by Westfield Financial. Any shares not issued because vesting requirements are not met will again be available for issuance under the plans. Shares awarded vest ratably over five years. The fair market value of shares awarded, based on the market price at the date of grant, is recorded as unearned compensation and amortized over the applicable vesting period. The fair value of stock awards granted in 2007 was $10. There were no grants in 2008.

A summary of the status of unvested restricted stock awards at December 31, 2008 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2007	582,966	$ 7.54
Shares vested	(117,774)	10.00
Balance at December 31, 2008	465,192	$ 6.92

Westfield Financial recorded total expense for restricted stock awards of $1.2 million, $751,000, and $456,000 for the years ended December 31, 2008, 2007, and 2006, respectively. A tax shortfall of $11,000 related to this expense was recognized for the year ended December 31, 2008. Tax benefits related to equity incentive plan expense were $42,000 and $260,000 for the years ended December 31, 2007 and 2006. Unrecognized compensation cost for stock awards was $4.3 million at December 31, 2008, with a remaining life of 3.8 years.

In 2007 and 2006, 559,000 and 3,281 restricted stock awards were granted, having a fair value of $10.04 and $7.59 per share, respectively. Total fair value of the stock awards vested was $1.2 million for the year ended December 31, 2008, and $477,000 for the years ended December 31, 2007 and 2006.

Employee Stock Ownership Plan **-** Westfield Financial established an Employee Stock Ownership Plan (the "ESOP") for the benefit of each employee that has reached the age of 21 and has completed at least 1,000 hours of service in the previous twelve-month period. In January 2002, as part of the initial stock conversion, Westfield Financial provided a loan to the Westfield Financial Employee Stock Ownership Plan Trust which was used to purchase 8%, or 1,305,359 shares, of the common stock sold in the initial public offering.

In January 2007, as part of the second step stock conversion, Westfield Financial provided a loan to the Westfield Financial Employee Stock Ownership Plan Trust which was used to purchase 4.0%, or 736,000 shares, of the 18,400,000 shares of common stock sold in the offering. The 2002 and 2007 loans bear interest equal to 8.0% and provide for annual payments of interest and principal.

At December 31, 2008 the remaining principal balance is payable as follows:

Years Ending December 31,	(In thousands)
2009	$ 447
2010	447
2011	447
2012	447
2013	447
Thereafter	9,268
	$ 11,503

Westfield Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loans. The loans are secured by the shares purchased, which are held in a suspense account for allocation among the participants as the loans are paid. Total compensation expense applicable to the ESOP amounted to $920,000, $973,000 and $521,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

Shares held by the ESOP include the following at December 31, 2008 and 2007:

	2008	2007
Allocated	361,644	278,861
Committed to be allocated	93,947	96,182
Unallocated	1,551,466	1,645,413
	2,007,057	2,020,456

Cash dividends declared and received on allocated shares are allocated to participants and charged to retained earnings. Cash dividends declared and received on unallocated shares are held in suspense and are applied to repay the outstanding debt of the ESOP. The fair value of unallocated shares was $16.0 million at December 31, 2008 and 2007. ESOP shares are considered outstanding for earnings per share calculations as they are committed to be allocated. Unallocated ESOP shares are excluded from earnings per share calculations. The value of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of stockholders' equity.

10. RETIREMENT PLANS AND EMPLOYEE BENEFITS

Pension Plan - Westfield Financial provides basic and supplemental pension benefits for eligible employees through the SBERA Pension Plan (the "Plan"). Employees must work a minimum of 1,000 hours per year to be eligible for the Plan. Eligible employees become vested in the Plan after five years of service.

The following table provides information for the Plan at or for the years ended December 31:

	Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
Change in benefit obligation:			
Benefit obligation, beginning of year	$ 10,804	$ 10,103	$ 10,430
Service cost	817	701	724
Interest	756	581	600
Actuarial loss (gain)	628	(419)	(594)
Benefits paid	(307)	(162)	(1,057)
Benefit obligation, end of year	12,698	10,804	10,103
Change in plan assets:			
Fair value of plan assets, beginning of year	9,504	8,081	7,453
Actual return (loss) on plan assets	(2,423)	1,049	1,109
Employer contribution	1,671	536	576
Benefits paid	(307)	(162)	(1,057)
Fair value of plan assets, end of year	8,445	9,504	8,081
Funded status and accrued benefit, end of year	$ 4,253	$ 1,300	$ 2,022
Accumulated benefit obligation	$ 6,824	$ 5,941	$ 5,188

The following actuarial assumptions were used in determining the pension benefit obligation for the years ended December 31:

	December 31,	
	2008	2007
Discount rate	5.75 %	6.00 %
Rate of compensation increase	5.00	5.00

Net pension cost includes the following components for the years ended December 31:

	2008	2007	2006
		(In thousands)	
Service cost	$ 817	$ 701	$ 724
Interest cost	756	581	600
Expected return on assets	(887)	(646)	(596)
Actuarial (gain) loss	(13)	(1)	43
Transition asset	(45)	(12)	(12)
Net periodic pension cost	$ 628	$ 623	$ 759

The following actuarial assumptions were used in determining the service costs for the years ended December 31:

	Years Ended December 31,		
	2008	2007	2006
Weighted average assumptions			
Discount rate	6.00 %	5.75 %	5.75 %
Expected return on plan assets	8.00	8.00	8.00
Rate of compensation increase	5.00	5.00	5.00

The expected long term rate of return on plan assets is based on prevailing yields of high quality fixed income investments increased by a premium of 3% to 5% for equity investments. Westfield Financial expects to contribute $466,000 to its pension plan in 2009.

Westfield Financial's pension plan asset allocation at December 31, 2008 and 2007 are as follows:

	Percentage of Plan Assets At December 31,	
Asset Category	2008	2007
Total Bonds	22.7 %	17.2 %
Total Equity	43.7	61.3
Total Other	28.0	19.2
Total Money Market	5.6	2.3
	100.0 %	100.0 %

The target allocation mix for the pension plan for 2008 was an equity-based investment deployment range from 40% to 64% of total portfolio assets. The remainder of the portfolio is allocated to fixed income from 15% to 25% and other investments including global asset allocation and hedge funds from 20% to 30%.

Trustees of SBERA select investment managers for the portfolio and a special investment advisory firm is retained to provide allocation analysis. The overall investment objective is to diversify equity investments across a spectrum of types, small cap, large cap and international, along with investment styles such as growth and value.

Westfield Financial estimates that the benefits to be paid from the pension plan for years ended December 31 are as follows:

Year	Benefit Payments to Participants (In thousands)
2009	$ 46
2010	676
2011	820
2012	320
2013	959
In Aggregate for 2014 - 2017	2,707
	$ 5,528

Postretirement Benefits - Westfield Financial provided postretirement life insurance benefits to employees based on the employee's salary at time of retirement. As of December 31, 2008 and 2007, the accrued liability recorded in other liabilities on the consolidated balance sheet amounted to $399,000 and $335,000, respectively. Total expense associated with this plan amounted to $25,000, $19,000 and $88,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

In 2007, Westfield Financial curtailed its postretirement life insurance benefits for active employee to offset rising compensation costs. The curtailment resulted in a pre-tax gain of $315,000.

Supplemental Retirement Benefits - Westfield Financial provides supplemental retirement benefits to certain key officers. At December 31, 2008 and 2007, Westfield Financial had accrued $2.6 million and $2.4 million, respectively, relating to these benefits. Amounts charged to expense were $347,000, $350,000, and $270,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

401(k) - Employees are eligible to participate in a 401(k) plan. Westfield Financial makes a matching contribution of 50% with respect to the first 6% of each participant's annual earnings contributed to the plan. Westfield Financial's contributions to the plan were $169,000, $161,000 and $149,000, for the years ended December 31, 2008, 2007 and 2006, respectively.

11. REGULATORY CAPITAL

Westfield Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Westfield Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Westfield Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to savings and loan holding companies.

Quantitative measures established by regulation to ensure capital adequacy require Westfield Financial and Westfield Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), Tier 1 capital (as defined) to average assets (as defined) and of tangible capital (as defined) to tangible assets (as defined). Management believes, as of December 31, 2008 and 2007, that Westfield Financial and Westfield Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Office of Thrift Supervision categorized Westfield Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" Westfield Bank must maintain minimum total risk-based, Tier 1 risk based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed Westfield Bank's category. Westfield Financial's and Westfield Bank's actual capital ratios as of December 31, 2008 and 2007 are also presented in the table.

	Actual		Minimum for Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2008						
Total Capital *(to Risk Weighted Assets)*:						
Consolidated	$ 276,857	42.56 %	$ 52,042	8.00 %	N/A	-
Bank	226,314	35.55	50,930	8.00	$ 63,662	10.00 %
Tier 1 Capital (*to Risk Weighted Assets*):						
Consolidated	268,725	41.31	26,021	4.00	N/A	-
Bank	219,744	34.52	25,465	4.00	38,197	6.00
Tier 1 Capital (*to Adjusted Total Assets*):						
Consolidated	268,725	23.97	44,836	4.00	N/A	-
Bank	219,744	20.51	42,854	4.00	53,567	5.00
Tangible Equity (*to Tangible Assets*):						
Consolidated	N/A	-	N/A	-	N/A	-
Bank	219,744	20.51	16,070	1.50	N/A	-
December 31, 2007						
Total Capital *(to Risk Weighted Assets)*:						
Consolidated	$ 290,900	50.29 %	$ 46,276	8.00 %	N/A	-
Bank	218,118	38.76	45,021	8.00	$ 56,277	10.00 %
Tier 1 Capital (*to Risk Weighted Assets*):						
Consolidated	285,174	49.30	23,138	4.00	N/A	-
Bank	212,392	37.74	22,511	4.00	33,766	6.00
Tier 1 Capital (*to Adjusted Total Assets*):						
Consolidated	285,174	27.48	41,506	4.00	N/A	-
Bank	212,392	21.95	38,696	4.00	48,370	5.00
Tangible Equity (*to Tangible Assets*):						
Consolidated	N/A	-	N/A	-	N/A	-
Bank	212,392	21.95	14,511	1.50	N/A	-

In January 2008, Westfield Financial announced that the Board of Directors had approved a share repurchase program (the "Repurchase Program") which authorized the repurchase of up to 3,194,000 shares or ten percent of its outstanding shares of common stock, continuing until its completion. At December 31, 2008, Westfield Financial had 2,154,979 shares remaining to be purchased under this program.

Westfield Financial and Westfield Bank are subject to dividend restrictions imposed by various regulators, including a limitation on the total of all dividends that Westfield Bank may pay to Westfield Financial in any calendar year, to an amount that shall not exceed Westfield Bank's net income for the current year, plus Westfield Bank's net income retained for the two previous years, without regulatory approval. In addition, Westfield Bank may not declare or pay dividends on, and Westfield Financial may not repurchase, any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements. At December 31, 2008 and 2007, Westfield Bank's retained earnings available for payment of dividends was $20.4 million and $19.2 million, respectively. Accordingly, $52.0 million and $46.3 million of Westfield Financial's equity in net assets of Westfield Bank were restricted at December 31, 2008 and 2007, respectively.

The only funds available for the payment of dividends on the capital stock of Westfield Financial will be cash and cash equivalents held by Westfield Financial, dividends paid from Westfield Bank to Westfield Financial, and borrowings. Westfield Bank will be prohibited from paying cash dividends to Westfield Financial to the extent that any such payment would reduce Westfield Bank's capital below required capital levels.

The following is a reconciliation of Westfield Financial's GAAP capital to regulatory Tier 1 and total capital:

	December 31, 2008	December 31, 2007
	(In thousands)	
Consolidated GAAP capital	$ 259,919	$ 286,532
Unrealized losses (gains) on certain available-for-sale securities, net of tax	6,779	(804)
Unrealized losses (gains) on defined benefit pension plan	2,027	(554)
Tier 1 Capital	268,725	285,174
Plus: Allowance for loan losses	8,132	5,726
Total Regulatory Capital	$ 276,857	$ 290,900

12. INCOME TAXES

Income taxes consist of the following:

	Years Ended December 31, 2008	2007	2006
		(In thousands)	
Current tax provision:			
Federal	$ 2,774	$ 3,612	$ 1,631
State	119	384	148
Total	2,893	3,996	1,779
Deferred tax (benefit) provision:			
Federal	(1,153)	(136)	(257)
State	55	(48)	1
Total	(1,098)	(184)	(256)
Total	$ 1,795	$ 3,812	$ 1,523

The reasons for the differences between the statutory federal income tax rate and the effective rates are summarized below:

	Years Ended December 31, 2008	2007	2006
Statutory federal income tax rate	34.0 %	34.0 %	34.0 %
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	1.3	1.8	1.6
Tax exempt income	(5.8)	(4.0)	(8.0)
Bank-owned life insurance	(5.7)	(3.6)	(4.7)
Dividends received deduction	(0.1)	(0.1)	(0.2)
Other, net	(2.5)	2.4	2.0
Effective tax rate	21.2 %	30.5 %	24.7 %

Cash paid for income taxes for the years ended December 31, 2008, 2007, and 2006 was $3.4 million, $3.8 million, and $1.8 million, respectively.

The tax effects of each item that gives rise to deferred taxes, included in other assets, are as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
Net unrealized loss (gain) on securities available for sale	$ 4,032	$ (286)
Defined benefit plan	1,043	(286)
Allowance for loan losses	2,991	1,947
Employee benefit and stock-based compensation plans	2,060	2,007
Other	395	394
Net deferred tax asset	$ 10,521	$ 3,776

A summary of the change in the net deferred tax asset is as follows:

	Years Ended December 31, 2008	2007	2006
		(In thousands)	
Balance at beginning of year	$ 3,776	$ 4,595	$ 4,583
Deferred tax benefit	1,098	184	256
Net unrealized loss (gain) on securities available for sale	4,318	(757)	(204)
Defined benefit plan	1,329	(246)	(40)
Balance at end of year	$ 10,521	$ 3,776	$ 4,595

13. TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

Westfield Financial has had, and expects to have in the future, loans with its directors and executive officers. Such loans, in the opinion of management do not include more than the normal risk of collectability or other unfavorable features. Following is a summary of activity for such loans:

	Years Ended December 31, 2008	2007
	(In thousands)	
Balance, beginning of year	$ 12,893	$ 13,415
Principal distributions	7,457	3,913
Repayments of principal	(4,811)	(4,435)
Balance, end of year	$ 15,539	$ 12,893

14. COMMITMENTS AND CONTINGENCIES

In the normal course of business, various commitments and contingent liabilities are outstanding, such as standby letters of credit and commitments to extend credit with off-balance-sheet risk that are not reflected in the consolidated financial statements. Financial instruments with off-balance-sheet risk involve elements of credit, interest rate, liquidity and market risk.

Management does not anticipate any significant losses as a result of these transactions. The following summarizes these financial instruments and other commitments and contingent liabilities at their contract amounts:

	December 31,	
	2008	2007
	(In thousands)	
Commitments to extend credit:		
Unused lines of credit	$ 69,222	$ 61,975
Loan commitments	16,826	19,163
Existing construction loan agreements	1,079	8,419
Standby letters of credit	5,946	7,364

Westfield Financial uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Westfield Financial evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Westfield Financial upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are written conditional commitments issued by Westfield Financial that guarantees the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

At December 31, 2008 outstanding commitments to extend credit totaled $93.1 million, with $9.2 million in fixed rate commitments with interest rates ranging from 6.00% to 12.00% and $83.9 million in variable rate commitments. At December 31, 2007, outstanding commitments to extend credit totaled $96.9 million, with $13.3 million in fixed rate commitments with interest rates ranging from 5.25% to 12.00% and $83.6 million in variable rate commitments.

In the ordinary course of business, Westfield Financial is party to various legal proceedings, none of which, in the opinion of management, will have a material effect on Westfield Financial's consolidated financial position or results of operations.

Westfield Financial leases facilities and certain equipment under cancelable and noncancelable leases expiring in various years through the year 2046. Certain of the leases provide for renewal periods for up to forty years at the discretion of Westfield Financial. Rent expense under operating leases was $401,000, $363,000, and $246,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

Aggregate future minimum rental payments under the terms of the operating leases at December 31, 2007, are as follows:

Years Ending	(In thousands)	
2009	$	524
2010		509
2011		505
2012		409
2013		400
Thereafter		10,667
	$	13,014

15. CONCENTRATIONS OF CREDIT RISK

Most of Westfield Financial's loans consist of residential and commercial real estate loans located in Western Massachusetts. As of December 31, 2007 and 2006, Westfield Financial's residential and commercial related real estate loans represented 60% of total loans. Westfield Financial's policy for collateral requires that the amount of the loan may not exceed 100% and 85% of the appraised value of the property for residential and commercial real estate, respectively, at the date the loan is granted. For residential loans, in cases where the loan exceeds 80%, private mortgage insurance is typically obtained for that portion of the loan in excess of 80% of the appraised value of the property.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

Determination of Fair Value

Westfield Financial uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with SFAS No. 157, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for Westfield Financial's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair Value Hierarchy

In accordance with SFAS No. 157, Westfield Financial groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. For example, Level 2 assets and liabilities may include debt securities with quoted prices that are traded less frequently than exchange-traded instruments or mortgage loans held for sale, for which the fair value is based on what the securitization market is currently offering for mortgage loans with similar characteristics.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain asset-backed securities, certain private equity investments, residential mortgage servicing rights, and long-term derivative contracts.

Methods and assumptions for valuing Westfield Financial's financial instruments are set forth below for financial instruments that have fair values different than their carrying values. Estimated fair values are calculated based on the value without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications or estimated transaction cost.

Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate fair values based on the short-term nature of the assets.

Interest-bearing deposits in banks - The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current market rates for similar types of deposits.

Securities and mortgage-backed securities - The securities measured at fair value in Level 1 are based on quoted market prices in an active exchange market. These securities include marketable equity securities. All other securities are measured at fair value in Level 2 and are based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data.

Federal Home Loan Bank and other stock - These investments are carried at cost which is their estimated redemption value.

Loans receivable - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued interest - The carrying amounts of accrued interest approximate fair value.

Deposit liabilities - The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings - For short-term borrowings maturing within ninety days, carrying values approximate fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Long-term debt - The fair values of Westfield Financial's long-term debt are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Commitments to extend credit - The stated value of commitments to extend credit approximates fair value as the current interest rates for similar commitments do not differ significantly. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Such differences are not considered significant.

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Securities available for sale	$ 6,127	$ 18,269	$ -	$ 24,396
Mortgage-backed securities available for sale	-	233,747	-	233,747
Total assets	$ 6,127	$ 252,016	$ -	$ 258,143

Assets Measured at Fair Value on a Non-recurring Basis

Westfield Financial may also be required, from time to time, to measure certain other financial assets on a nonrecurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets. The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets as of December 31, 2008.

	At December 31, 2008			Year Ended December 31, 2008
	(In thousands)			
	Level 1	Level 2	Level 3	Total Gains (Losses)
Impaired loans	$ -	$ -	$ 4,809	$ (2,286)
Total assets	$ -	$ -	$ 4,809	$ (2,286)

Westfield Financial does not measure any liabilities at fair value on a recurring or non-recurring basis on the consolidated balance sheets.

The estimated fair values of the Westfield Financial's financial instruments at December 31 are as follows:

	2008		2007	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In thousands)			
Assets:				
Cash and cash equivalents	$ 56,533	$ 56,533	$ 37,623	$ 37,623
Securities:				
Available for sale	24,396	24,396	38,051	38,051
Held to maturity	79,303	82,491	104,025	105,829
Mortgage backed securities:				
Available for sale	233,747	233,747	206,178	206,178
Held to maturity	168,332	168,716	174,594	174,550
Federal Home Loan Bank of Boston and other stock	8,456	8,456	7,510	7,510
Loans - net	472,135	492,121	414,902	432,901
Accrued interest receivable	5,261	5,261	5,761	5,761
Liabilities:				
Deposits	588,029	591,244	602,676	603,780
Short-term borrowings	49,824	49,824	35,268	35,268
Long-term debt	173,300	177,567	105,000	106,063
Accrued interest payable	762	762	602	602

Limitations - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time Westfield Financial's entire holdings of a particular financial instrument. Where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect the estimates.

17. SEGMENT INFORMATION

Westfield Financial has one reportable segment, "Community Banking." All of Westfield Financial's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of Westfield Financial supports the others. For example, commercial lending is dependent upon the ability of Westfield Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of Westfield Financial as one operating segment or unit.

Westfield Financial operates only in the U.S. domestic market, primarily in Western Massachusetts. For the years ended December 31, 2008, 2007 and 2006 there is no customer that accounted for more than 10% of Westfield Financial's revenue.

18. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

The condensed balance sheets of the Westfield Financial parent company are as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
ASSETS:		
Due from banks	$ 2,700	$ 2,691
Federal funds sold	10,518	10,979
Securities held to maturity	6,885	6,885
Securities available for sale	-	10,163
Mortgage-backed securities held to maturity	9,937	11,964
Mortgage-backed securities available for sale	13,503	27,331
Investment in subsidiaries	212,277	213,574
Other assets	4,227	3,072
TOTAL ASSETS	260,047	286,659
LIABILITIES AND EQUITY:		
Liabilities	128	127
Equity	259,919	286,532
TOTAL LIABILITIES AND EQUITY	$ 260,047	$ 286,659

The condensed statements of income for the Westfield Financial parent company are as follows:

	Years Ended December 31, 2008	2007	2006
		(In thousands)	
INTEREST AND DIVIDEND INCOME:			
Securities	$ 2,231	$ 2,605	$ 248
Federal funds sold	290	1,559	40
Gain on sale of securities, net	303	-	-
Other income	9	9	6
Total interest income	2,833	4,173	294
NONINTEREST EXPENSE:			
Salaries and employee benefits	2,857	2,200	1,331
Other	491	493	160
Total noninterest expense	3,348	2,693	1,491
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES AND INCOME TAXES	(515)	1,480	(1,197)
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	7,144	7,882	5,434
INCOME TAX PROVISION (BENEFIT)	(62)	662	(417)
NET INCOME	$ 6,691	$ 8,700	$ 4,654

The condensed statements of cash flows of the Westfield Financial parent company are as follows:

	Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
OPERATING ACTIVITIES:			
Net Income	$ 6,691	$ 8,700	$ 4,654
Equity in undistributed earnings of subsidiaries	(7,144)	(7,882)	(5,434)
Net amortization of premiums and discounts on securities	10	21	12
Net realized securities gains	(303)	-	-
Change in other liabilities	1	55	(42)
Change in other assets	414	(1,565)	(535)
Net transfers from subsidiaries	-	-	236
Other, net	2,327	2,780	2,074
Net cash provided by operating activities	1,996	2,109	965
INVESTING ACTIVITIES:			
Purchase of securities	-	(58,179)	-
Proceeds from principal collections	5,331	4,395	530
Transfer of stock offering proceeds to subsidiaries	-	(90,797)	-
Sale of securities	18,414	-	-
Net cash provided (used) by investing activities	23,745	(144,581)	530
FINANCING ACTIVITIES:			
Cash dividends paid	(17,945)	(12,075)	(3,785)
Purchase of common stock for equity incentive plan	-	(6,075)	-
Capital contribution pursuant to dissolution of MHC	-	2,713	-
Common stock repurchased	(10,483)	-	(1,583)
Net proceeds from sale of common stock	-	-	171,712
Exchange of common stock pursuant to reorganization	-	(320)	-
Excess tax benefit from share-based compensation	334	222	260
Issuance of common stock in connection with stock option exercises	1,901	42	563
Other, net	-	(738)	783
Net cash (used) provided by financing activities	(26,193)	(16,231)	167,950
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(452)	(158,703)	169,445
CASH AND CASH EQUIVALENTS:			
Beginning of year	13,670	172,373	2,928
End of year	$ 13,218	$ 13,670	$ 172,373
Transfer of securities to Westfield Bank	$ -	$ -	$ (10,153)

19. OTHER NONINTEREST EXPENSE

There is no item that as a component of other noninterest expense, exceeded 1% of the aggregate of total interest income and noninterest income for the years ended December 31, 2008, 2007 and 2006 respectively.

20. SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share amounts)			
Interest and dividend income	$ 13,769	$ 13,547	$ 13,504	$ 13,236
Interest expense	6,061	5,594	5,405	5,244
Net interest and dividend income	7,708	7,953	8,099	7,992
Provision for loan losses (1)	175	240	275	2,763
Noninterest income	875	932	964	954
Gain on sales of securities, net	300	19	486	273
Other than temporary impairment of securities	(310)	-	(651)	(322)
Noninterest expense	5,784	5,733	5,783	6,033
Income before income taxes	2,614	2,931	2,840	101
Income taxes	753	811	793	(562)
Net income	$ 1,861	$ 2,120	$ 2,047	$ 663
Basic earnings per share	$ 0.06	$ 0.07	$ 0.07	$ 0.03
Diluted earnings per share	$ 0.06	$ 0.07	$ 0.07	$ 0.03

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share amounts)			
Interest and dividend income	$ 12,844	$ 13,059	$ 13,752	$ 13,929
Interest expense	5,323	5,646	6,173	6,266
Net interest and dividend income	7,521	7,413	7,579	7,663
Provision for loan losses	100	75	50	175
Noninterest income	819	974	964	943
Loss on sales of premises and equipment, net	-	-	-	546
Curtailment of defined benefit life insurance plan	-	-	-	315
Noninterest expense	5,306	5,581	5,351	5,587
Income before income taxes	2,934	2,731	3,142	3,705
Income taxes	913	826	970	1,103
Net income	$ 2,021	$ 1,905	$ 2,172	$ 2,602
Basic earnings per share	$ 0.07	$ 0.06	$ 0.07	$ 0.09
Diluted earnings per share	$ 0.07	$ 0.06	$ 0.07	$ 0.09

(1) The fourth quarter provision for loan losses includes a specific valuation allowance of $1.9 million relating to a single commercial loan relationship deemed to be impaired.

Westfield Financial, Inc.
2008 OFFICERS AND DIRECTORS

Executive Officers

Donald A. Williams
Chairman of the Board and Chief Executive Officer

James C. Hagan
President and Chief Operating Officer

Michael J. Janosco, Jr.
Chief Financial Officer

Financial Division Officer

Leo R. Sagan, Jr.
Vice President, Controller

Administration

Alice M. Babcock
Vice President, Branch Administration and Marketing

Gerald P. Ciejka
Vice President and General Counsel

Karen A. Kieda
Vice President, Operations

Deborah J. McCarthy
Vice President, Operations and Information Systems

Judith St. Pierre
Assistant Vice President Retirement Services

Linda Swartz
Assistant Vice President Security

Nancy Vehr
Assistant Vice President Audit and Compliance

Andrew Weibel
Assistant Vice President Information Systems

Lending Division

Allen J. Miles
Senior Vice President and Senior Lender, Manager of the Commercial Lending Group

Mark W. Baran
Vice President Credit Administration

Bruce H. Eger
Vice President Commercial Lending

Louis O. Gorman III
Vice President Commercial Lending

Richard Hanchett
Vice President Commercial Lending

Michael J. Harrington
Vice President Commercial Lending

Rebecca S. Kozaczka
Vice President Residential Lending

Jay Seyler
Vice President Commercial Lending

Lauri Lavell
Assistant Vice President Commercial Services

Diane C. Miemiec
Assistant Vice President Commercial Lending

Daniel E. O'Neill
Assistant Vice President Commercial Lending

Clerk of the Corporation

Philip R. Smith, Esq.
Bacon and Wilson, P.C.

Directors

Victor J. Carra
Retired Executive Vice President Westfield Bank

David C. Colton, Jr.
Independent Insurance Consultant

Robert T. Crowley, Jr. CPA
Partner Downey, Sweeney, Fitzgerald & Co., P.C.

Harry C. Lane
President John S. Lane & Son, Inc.

William H. McClure
Retired (5.22.08) President McClure Insurance Agency, Inc.

Mary C. O'Neil
Retired Director of Development & Marketing Noble Health Systems

Richard C. Placek
President Commercial Distributing Company

Paul R. Pohl
President and Owner Chemi-Graphic, Inc.

Charles E. Sullivan
President and Owner Charles E. Sullivan CPA, Inc.

Donald A. Williams
Chairman of the Board and CEO Westfield Bank

EXECUTIVE OFFICERS
as of 1.2.09

James C. Hagan
President and Chief Executive Officer

Allen J. Miles
Executive Vice President and Senior Lender

Leo R. Sagan, Jr.
Chief Financial Officer

Gerald P. Ciejka
Vice President and General Counsel

CORPORATE INFORMATION

Executive Offices

Westfield Financial, Inc.
141 Elm Street, Westfield, Massachusetts 01085
413.568.1911
www.westfieldbank.com

Annual Meeting

The Annual Meeting of the Shareholders of Westfield Financial, Inc. will be held on Thursday, May 21, 2009 at ten o'clock in the morning at the Sheraton Springfield Monarch Place Hotel, One Monarch Place, Springfield, Massachusetts.

Independent Auditors

Wolf & Company, P.C.
1500 Main Street, Springfield, Massachusetts 01115

Counsel

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW, Washington, DC 20004
202.637.5600

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive, Cranford, NJ 07016-3572

Shareholder Relations

Westfield Financial, Inc. shareholders and the public are encouraged to contact us with any questions or comments. Questions pertaining to the material presented in this report and requests for a copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission should be directed to:

Leo R. Sagan, Jr.
Chief Financial Officer
141 Elm Street, Westfield, Massachusetts 01085
413.568.1911

Common Stock Listing

Westfield Financial, Inc. common stock is listed on the NASDAQ Stock Exchange and is traded under the symbol "WFD".